FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2025
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - December 2024 Financial Report	3

Think Value
Think Customer
Think Global

Financial Report

2024 | January -December

santander.com

Santander

January - December	2024

Index

3	Key consolidated data

5	Business model

6	Group financial information
6	Highlights of the period
8	Income statement
10	Balance sheet
12	Solvency ratios
13	Risk management
15	The Santander share

17	Financial information by segment
21	Primary segments
29	Secondary segments

45	Appendix
46	Financial information
48	Alternative performance measures
59	Condensed consolidated financial statements
62	Glossary
63	Important information

This report was approved by the board of directors on 4 February 2025, following a favourable report from the audit committee. Important information regarding this report can be found on pages 62 and 63.

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

Key consolidated data

BALANCE SHEET (EUR million)	Dec-24	Sep-24%		Dec-24	Dec-23%		Dec-22
Total assets	1,837,081	1,802,259	1.9	1,837,081	1,797,062	2.2	1,734,659
Loans and advances to customers	1,054,069	1,067,419	(1.3)	1,054,069	1,036,349	1.7	1,036,004
Customer deposits	1,055,936	1,045,911	1.0	1,055,936	1,047,169	0.8	1,009,722
Total funds	1,348,422	1,327,308	1.6	1,348,422	1,306,942	3.2	1,239,981
Total equity	107,327	105,063	2.2	107,327	104,241	3.0	97,585
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q4'24	Q3'24%		2024	2023	%	2022
Net interest income	11,986	11,225	6.8	46,668	43,261	7.9	38,619
Total income	16,026	15,135	5.9	61,876	57,423	7.8	52,117
Net operating income	9,254	8,786	5.3	35,842	31,998	12.0	28,214
Profit before tax	4,600	4,919	(6.5)	19,027	16,459	15.6	15,250
Profit attributable to the parent	3,265	3,250	0.5	12,574	11,076	13.5	9,605

EPS, PROFITABILITY AND EFFICIENCY (%) [1]	Q4'24	Q3'24%		2024	2023	%	2022
EPS (euros)	0.20	0.20	0.8	0.77	0.65	17.9	0.54
RoE	13.3	13.4		13.0	11.9		10.7
RoTE	16.6	16.7		16.3	15.1		13.4
RoA	0.78	0.80		0.76	0.69		0.63
RoRWA	2.27	2.31		2.18	1.96		1.77
Efficiency ratio [2]	42.3	41.9		41.8	44.1		45.8

UNDERLYING INCOME STATEMENT [2] (EUR million)	Q4'24	Q3'24%		2024	2023	%	2022
Net interest income	11,986	11,225	6.8	46,668	43,261	7.9	38,619
Total income	16,026	15,135	5.9	62,211	57,647	7.9	52,154
Net operating income	9,254	8,786	5.3	36,177	32,222	12.3	28,251
Profit before tax	4,600	4,919	(6.5)	19,027	16,698	13.9	15,250
Profit attributable to the parent	3,265	3,250	0.5	12,574	11,076	13.5	9,605
Changes in constant euros:
Q4'24 / Q3'24: NII: +6.9%; Total income: +6.1%; Net operating income: +5.7%; Profit before tax: -5.9%; Attributable profit: +0.9%.
2024 / 2023: NII: +9.5%; Total income: +9.9%; Net operating income: +14.6%; Profit before tax: +15.6%; Attributable profit: +15.3%.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

The Q4 2024 Financial Report is a simplified version of the report that we publish in other quarters. It contains all the same information that we usually provide, except for the explanations in some of the sections, since all this information will be detailed in the annual report that we will publish in a few days. We will continue to publish the financial report with the usual structure and contents in the other quarters.

January - December 2024	3

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

SOLVENCY (%)	Dec-24	Sep-24	Dec-24	Dec-23	Dec-22
Fully-loaded CET1 ratio	12.8	12.5	12.8	12.3	12.0
Fully-loaded total capital ratio	17.2	16.8	17.2	16.3	15.8

CREDIT QUALITY (%)[1]	Q4'24	Q3'24	2024	2023	2022
Cost of risk [2,3]	1.15	1.18	1.15	1.18	0.99
NPL ratio	3.05	3.06	3.05	3.14	3.08
NPL coverage ratio	65	64	65	66	68

MARKET CAPITALIZATION AND SHARES	Dec-24	Sep-24%		Dec-24	Dec-23%		Dec-22
Shares (millions)	15,152	15,494	(2.2)	15,152	16,184	(6.4)	16,794
Share price (euros)	4.465	4.601	(3.0)	4.465	3.780	18.1	2.803
Market capitalization (EUR million)	67,648	71,281	(5.1)	67,648	61,168	10.6	47,066
Tangible book value per share (euros)	5.24	5.04		5.24	4.76		4.26
Price / Tangible book value per share (X)	0.85	0.91		0.85	0.79		0.66

CUSTOMERS (thousands)	Dec-24	Sep-24%		Dec-24	Dec-23%		Dec-22
Total customers	172,537	170,944	0.9	172,537	164,542	4.9	159,844
Active customers	103,262	102,313	0.9	103,262	99,503	3.8	99,190
Digital customers	59,317	57,801	2.6	59,317	54,161	9.5	51,471

OTHER DATA	Dec-24	Sep-24%		Dec-24	Dec-23%		Dec-22
Number of shareholders	3,485,134	3,501,621	(0.5)	3,485,134	3,662,377	(4.8)	3,915,388
Number of employees	206,753	208,080	(0.6)	206,753	212,764	(2.8)	206,462
Number of branches	8,011	8,134	(1.5)	8,011	8,518	(6.0)	9,019

1.	For further information, see the 'Alternative performance measures' section in the appendix to this report.
2.
In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2023 Annual Financial Report, published in the CNMV on 19 February 2024, our 20-F report for the year ending 31 December 2023 filed with the SEC in the United States on 21 February 2024 as well as the 'Alternative performance measures' section of the appendix to this report.

3.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

Our business model

Customer focus

Building a digital bank with branches	→ We continue to build a digital bank with branches, with a multichannel offer to fulfil all our customers' financial needs.	173 mn	103 mn
		total customers	active customers

Scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activities are organized under five global businesses: Retail & Commercial Banking (Retail), Digital Consumer Bank (Consumer), Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payments.
→ Our five global businesses and our presence in Europe, DCB Europe, North America and South America support value creation based on the profitable growth and operational leverage that ONE Santander provides.

Global and in-market scale

Global businesses
Retail
Retail & Commercial Banking
Consumer
Digital Consumer Bank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payments
ONE
Santander
E
Europe
DCBE
DCB
Europe
NA
North
America
SA
South
America

Diversification

Business, geographical and balance sheet	→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - December 2024	5

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Highlights of the period
Group financial information
Highlights of the period: Main figures

Q4'24 Attributable profit

EUR 3,265 mn

+0 % in euros

+1 % in constant euros

/ Q3'24

2024 Attributable profit

2023
2024

EUR 11,076 mn

EUR 12,574 mn

+14 % in euros

+15 % in constant euros

/ 2023

▶
In Q4 2024, profit attributable to the parent was EUR 3,265 million, a new record for the third consecutive quarter, with a slight increase quarter-on-quarter (+0.5%). In constant euros, profit rose 1%, due to positive trends across the main revenue lines, which offset higher costs, impacted by seasonality, and the provision for potential complaints related to motor finance dealer commissions in the UK.

▶	Attributable profit increased 11% compared to Q4 2023. In constant euros, profit rose 16%, supported by strong revenue growth across all global businesses and regions.

▶
In 2024, attributable profit totalled EUR 12,574 million, 14% higher than in 2023 (+15% in constant euros), underpinned by solid revenue growth, which outpaced the rise in costs, and with a cost of risk improvement.

▶
By business, notable year-on-year profit growth in Retail, CIB and Wealth. Consumer's bottom line performance was impacted by higher CHF mortgage portfolio provisions in Poland and the provision related to motor finance in the UK, while Payments reflected impacts related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America.

▶
These strong Group results, with record levels of net interest income, net fee income, total income, net operating income and profit, enabled us to achieve the 2024 targets that we upgraded in Q2 2024.

▶	Profitability improved strongly year-on-year. RoTE in 2024 stood at 16.3%, compared to 15.1% in 2023.
▶	Sustained earnings per share growth, increasing 18% year-on-year to EUR 77.1 cents in 2024, supported by the good performance in profit and the share buybacks executed in the last 12 months.

Loans and advances to customers	Customer funds
+1%	+4%

Net interest income	Net fee income
+10%	+11%

Total income +10%

Note: changes vs. 2023 in constant euros.

▶
In terms of business volumes, growth of customer funds continued to outpace loans and advances to customers while we continued to focus on active capital management and disciplined capital allocation.
Gross loans and advances to customers (excluding reverse repos) rose 1% year-on-year in constant euros, supported by increases in Consumer, Payments and Wealth. They were stable in CIB and they decreased slightly in Retail, as higher volumes in South America and Mexico did not completely offset the fall in Europe due to Spain (prepayments) and the UK (strategy to prioritize profitability), and in the US (focus on capital optimization).
Customer funds (customer deposits excluding repurchase agreements plus mutual funds) increased 4% year-on-year in constant euros, underpinned by double-digit growth in mutual funds and a rise in deposits, mainly due to demand deposits, with a recovery in the quarter, particularly in Europe in a falling interest rate environment.

▶
The benefits from our global scale, margin management and higher customer activity were reflected in year-on-year increases in net interest income (+8%, +10% in constant euros) and net fee income (+8%, +11% in constant euros), resulting in 8% total income growth (+10% in constant euros).

▶
The structural changes we have implemented to move towards a simpler and more integrated model through ONE Transformation continued to contribute to efficiency gains and profitable growth. The efficiency ratio improved 2.3 pp year-on-year to 41.8% driven mainly by Retail, Consumer and Wealth.

▶
Credit quality remains robust, supported by the positive overall macroeconomic environment and employment across our footprint. The NPL ratio improved 9 bps year-on-year to 3.05%. Total loan-loss reserves reached EUR 22,835 million, resulting in an NPL coverage ratio of 65%.

▶
The Group's cost of risk improved 3 bps year-on-year to 1.15%, better than our target for 2024. In Retail, the cost of risk decreased to 0.92%, while in Consumer, the ratio continued to normalize, remaining at controlled levels (2.16%). Retail and Consumer accounted for approximately 85% of the Group's net loan-loss provisions.

▶
As at end December 2024, the fully-loaded CET1 ratio stood at 12.8%, having increased 0.3 pp quarter-on-quarter, supported by 82 bps of organic generation, mainly resulting from gross profit generation, risk transfer and RWA mobilization, which amply offset RWA growth. The ratio was also impacted by a 26 bp deduction for expected shareholder remuneration against profit earned in Q4 2024 in line with our 50% payout target[1], -17 bps in regulatory charges (SME models and DTAs) and -9 bps in markets and others.

1.In line with the current shareholder remuneration policy of approximately 50% of the Group's reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

6	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Highlights of the period

Think Value

Shareholder remuneration*

EUR million

2023
Cash
SBB
2,608
+17%
2024
Cash
SBB
3,057

* Interim distribution.

Cash dividend per share paid in 2024

+39% vs. cash dividend per share paid in 2023

▶
In November, in accordance with the 2024 shareholder remuneration policy, the bank paid an interim cash dividend against 2024 results of EUR 10.00 cents per share, 23% higher than its 2023 equivalent. Including the EUR 9.50 cent dividend paid in May 2024, the total cash dividend per share during 2024 was 39% greater than cash dividends per share paid during 2023.
In addition, between 27 August 2024 and 3 December 2024, the bank carried out the first share buyback programme against 2024 results totalling EUR 1,525 million.

As a result, in this first round of shareholder remuneration charged against 2024 results, payout surpassed EUR 3,057 million, 17% higher than its equivalent in 2023, and represented approximately 50% of H1 2024 attributable profit (approximately 25% in cash dividends and 25% in share buybacks).

▶
The bank's board of directors is expected to propose to the AGM the approval of a final cash dividend, in line with the current shareholder remuneration policy[1]. The total cash dividend per share charged against 2024 results is expected to be approximately 20% higher than the one charged against 2023 results.

▶
As at end December 2024, TNAV per share was EUR 5.24. Including the EUR 9.50 cent dividend per share paid in May 2024 and the EUR 10.00 cent dividend per share paid in November 2024, the TNAV per share + cash dividend per share increased 14% year-on-year.

Think Customer

Total customers: **173** mn

Active customers: **103** mn

▶
Our efforts to simplify and improve our product offering and service quality are reflected in an increase of 8 million customers year-on-year, bringing our total customers to 173 million. We have 103 million active customers, up 4 million year-on-year.

▶	The volume of transactions per active customer rose 9% year-on-year in 2024.

▶	We continue to focus on delivering great customer experience and improving our service quality, ranking in the top 3 in NPS[2] in seven of our markets.

Think Global

Contribution to Group revenue[3]		2024 data. Year-on-year changes in constant euros
	▶	In Retail, attributable profit was EUR 7,263 million (+29%) driven by 11% growth in total income, structural improvements in costs due to our transformation efforts and lower provisions.

	▶	Efficiency improved 3.4 pp to 39.7%, cost of risk decreased year-on-year to 0.92%. RoTE increased to 18.9%.

▶
In Consumer, net operating income grew 11%, backed by positive trends in total income (+6%) and costs (-1%), which were not reflected in attributable profit's performance (-12% to EUR 1,663 million), due to cost of risk normalization and higher provisions (CHF mortgages in Poland and the aforementioned provision in the UK).

	▶	Efficiency stood at 40.1%, improving 2.7 pp, cost of risk continued to normalize reaching 2.16% and RoTE stood at 9.8%.

	▶	In CIB, record attributable profit of EUR 2,740 million, up 16%, driven by all-time high revenue, supported by double-digit growth in both net interest income and net fee income.

	▶	The efficiency ratio stood at 45.6%. RoTE was 18.1%.

	▶	In Wealth, attributable profit amounted to EUR 1,650 million (+14%) underpinned by increased activity, good margin management and higher fees, boosted especially by Private Banking.

	▶	Efficiency improved 2.0 pp to 35.9% and RoTE was 78.7%.

▶
In Payments, attributable profit reached EUR 413 million, impacted by write-downs in PagoNxt related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America in Q2 2024. Excluding them, profit increased 18% year-on-year, supported by revenue growth.

	▶	Cost of risk stood at 7.39%. In PagoNxt, EBITDA margin reached 27.5% (+2.7 pp year-on-year).
1.In line with the current shareholder remuneration policy of approximately 50% of the Group's reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2.Net Promoter Score, internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H2 2024.
3.As % of total operating areas, excluding the Corporate Centre.

January - December 2024	7

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Income statement

Grupo Santander results

Statutory income statement

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q4'24	Q3'24%		2024	2023	%
Net interest income	11,986	11,225	6.8	46,668	43,261	7.9
Net fee income[1]	3,344	3,189	4.9	13,010	12,057	7.9
Gains or losses on financial assets and liabilities and exchange differences[2]	780	536	45.5	2,273	2,633	(13.7)
Dividend income	130	91	42.9	714	571	25.0
Share of results of entities accounted for using the equity method	214	194	10.3	711	613	16.0
Other operating income/expenses (net)[3]	(428)	(100)	328.0	(1,500)	(1,712)	(12.4)
Total income	16,026	15,135	5.9	61,876	57,423	7.8
Operating expenses	(6,772)	(6,349)	6.7	(26,034)	(25,425)	2.4
Administrative expenses	(5,948)	(5,535)	7.5	(22,740)	(22,241)	2.2
Staff costs	(3,770)	(3,497)	7.8	(14,328)	(13,726)	4.4
Other general administrative expenses	(2,178)	(2,038)	6.9	(8,412)	(8,515)	(1.2)
Depreciation and amortization	(824)	(814)	1.2	(3,294)	(3,184)	3.5
Provisions or reversal of provisions	(1,362)	(759)	79.4	(3,883)	(2,678)	45.0
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,120)	(2,947)	5.9	(12,644)	(12,956)	(2.4)
Impairment on other assets (net)	(192)	(146)	31.5	(628)	(237)	165.0
Gains or losses on non-financial assets and investments, net	(4)	5	—	367	313	17.3
Negative goodwill recognized in results	—	—	—	—	39	(100.0)
Gains or losses on non-current assets held for sale not classified as discontinued operations	24	(20)	—	(27)	(20)	35.0
Profit or loss before tax from continuing operations	4,600	4,919	(6.5)	19,027	16,459	15.6
Tax expense or income from continuing operations	(1,037)	(1,330)	(22.0)	(5,283)	(4,276)	23.6
Profit from the period from continuing operations	3,563	3,589	(0.7)	13,744	12,183	12.8
Profit or loss after tax from discontinued operations	—	—	—	—	—	—
Profit for the period	3,563	3,589	(0.7)	13,744	12,183	12.8
Profit attributable to non-controlling interests	(298)	(339)	(12.1)	(1,170)	(1,107)	5.7
Profit attributable to the parent	3,265	3,250	0.5	12,574	11,076	13.5

EPS (euros)	0.20	0.20	0.8	0.77	0.65	17.9
Diluted EPS (euros)	0.20	0.20	0.7	0.77	0.65	17.9

Memorandum items:
Average total assets	1,834,476	1,793,758	2.3	1,803,272	1,773,103	1.7
Average stockholders' equity	97,952	96,720	1.3	96,744	93,035	4.0

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 60 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

8	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Income statement

Underlying income statement

Results performance compared to 2023
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros) except for Argentina and any grouping which includes it, understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in the appendix to this report.
At the Group level, exchange rates had a negative impact of 2.0 pp on total income and a positive impact of 1.6 pp on costs.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These items explain the differences between the statutory and underlying income statements and were:
•In 2024:
–The impact of the temporary levy on revenue earned in Spain totalling EUR 335 million in Q1 2024, which was reclassified from total income to other gains (losses) and provisions.
–Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).
•In 2023:
–The impact of the temporary levy on revenue earned in Spain totalling EUR 224 million in Q1 2023, which was reclassified from total income to other gains (losses) and provisions.

–Provisions which strengthen the balance sheet in Brazil of EUR 235 million, net of tax and minority interests in Q1 2023.
For more details, see the 'Alternative Performance Measures' section in the appendix of this report.
As profit was not affected by results that fell outside the ordinary course of our business, no amount was recorded in the 'net capital gains and provisions' line in 2024 or in 2023 and so both profit attributable to the parent and underlying profit attributable to the parent were the same; EUR 12,574 million in 2024 and EUR 11,076 million in 2023. This represents a 14% year-on-year increase, a 15% rise in constant euros.
This year-on-year comparison is impacted by a higher charge relating to the temporary levy on revenue earned in Spain, and by charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America (EUR 243 million, net of tax and minority interests) and by the provision in Q4 2024 for potential complaints related to motor finance dealer commissions in the UK (EUR 260 million, net of tax and minority interests). Additionally, there was a lower contribution to the Deposit Guarantee Fund in Spain (EUR 11 million, net of tax and minority interests in 2024) and there was no contribution to the Single Resolution Fund, as contributions ended in 2023.

Summarized underlying income statement
EUR million			Change				Change
	Q4'24	Q3'24%		% excl. FX	2024	2023	%	% excl. FX
Net interest income	11,986	11,225	6.8	6.9	46,668	43,261	7.9	9.5
Net fee income	3,344	3,189	4.9	5.3	13,010	12,057	7.9	10.7
Gains (losses) on financial transactions [1]	780	536	45.5	44.6	2,273	2,633	(13.7)	(11.3)
Other operating income	(84)	185	—	—	260	(304)	—	—
Total income	16,026	15,135	5.9	6.1	62,211	57,647	7.9	9.9
Administrative expenses and amortizations	(6,772)	(6,349)	6.7	6.6	(26,034)	(25,425)	2.4	4.0
Net operating income	9,254	8,786	5.3	5.7	36,177	32,222	12.3	14.6
Net loan-loss provisions	(3,114)	(2,976)	4.6	5.0	(12,333)	(12,458)	(1.0)	2.0
Other gains (losses) and provisions	(1,540)	(891)	72.8	72.0	(4,817)	(3,066)	57.1	58.9
Profit before tax	4,600	4,919	(6.5)	(5.9)	19,027	16,698	13.9	15.6
Tax on profit	(1,037)	(1,330)	(22.0)	(21.1)	(5,283)	(4,489)	17.7	19.0
Profit from continuing operations	3,563	3,589	(0.7)	(0.2)	13,744	12,209	12.6	14.4
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,563	3,589	(0.7)	(0.2)	13,744	12,209	12.6	14.4
Non-controlling interests	(298)	(339)	(12.1)	(11.2)	(1,170)	(1,133)	3.3	5.3
Net capital gains and provisions	—	—	—	—	—	—	—	—
Profit attributable to the parent	3,265	3,250	0.5	0.9	12,574	11,076	13.5	15.3
Underlying profit attributable to the parent [2]	3,265	3,250	0.5	0.9	12,574	11,076	13.5	15.3
1. Includes exchange differences.
2. Excludes net capital gains and provisions.

January - December 2024	9

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Balance sheet
Grupo Santander balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Dec-24	Dec-23	Absolute	%	Dec-22
Cash, cash balances at central banks and other demand deposits	192,208	220,342	(28,134)	(12.8)	223,073
Financial assets held for trading	230,253	176,921	53,332	30.1	156,118
Debt securities	82,646	62,124	20,522	33.0	41,403
Equity instruments	16,636	15,057	1,579	10.5	10,066
Loans and advances to customers	26,591	11,634	14,957	128.6	9,550
Loans and advances to central banks and credit institutions	40,280	31,778	8,502	26.8	28,097
Derivatives	64,100	56,328	7,772	13.8	67,002
Financial assets designated at fair value through profit or loss[1]	14,045	15,683	(1,638)	(10.4)	14,702
Loans and advances to customers	5,652	7,201	(1,549)	(21.5)	6,642
Loans and advances to central banks and credit institutions	408	459	(51)	(11.1)	673
Other (debt securities an equity instruments)	7,985	8,023	(38)	(0.5)	7,387
Financial assets at fair value through other comprehensive income	89,898	83,308	6,590	7.9	85,239
Debt securities	76,558	73,565	2,993	4.1	75,083
Equity instruments	2,193	1,761	432	24.5	1,941
Loans and advances to customers	10,784	7,669	3,115	40.6	8,215
Loans and advances to central banks and credit institutions	363	313	50	16.0	—
Financial assets measured at amortized cost	1,203,707	1,191,403	12,304	1.0	1,147,044
Debt securities	120,949	103,559	17,390	16.8	73,554
Loans and advances to customers	1,011,042	1,009,845	1,197	0.1	1,011,597
Loans and advances to central banks and credit institutions	71,716	77,999	(6,283)	(8.1)	61,893
Investments in subsidiaries, joint ventures and associates	7,277	7,646	(369)	(4.8)	7,615
Tangible assets	32,087	33,882	(1,795)	(5.3)	34,073
Intangible assets	19,259	19,871	(612)	(3.1)	18,645
Goodwill	13,438	14,017	(579)	(4.1)	13,741
Other intangible assets	5,821	5,854	(33)	(0.6)	4,904
Other assets[2]	48,347	48,006	341	0.7	48,150
Total assets	1,837,081	1,797,062	40,019	2.2	1,734,659

Liabilities and shareholders' equity
Financial liabilities held for trading	152,151	122,270	29,881	24.4	115,185
Customer deposits	18,984	19,837	(853)	(4.3)	12,226
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	39,584	25,670	13,914	54.2	15,553
Derivatives	57,753	50,589	7,164	14.2	64,891
Other	35,830	26,174	9,656	36.9	22,515
Financial liabilities designated at fair value through profit or loss	36,360	40,367	(4,007)	(9.9)	40,268
Customer deposits	25,407	32,052	(6,645)	(20.7)	31,143
Debt securities issued	7,554	5,371	2,183	40.6	5,427
Deposits by central banks and credit institutions	3,399	2,944	455	15.5	3,698
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,484,322	1,468,703	15,619	1.1	1,423,858
Customer deposits	1,011,545	995,280	16,265	1.6	966,353
Debt securities issued	317,967	303,208	14,759	4.9	274,912
Deposits by central banks and credit institutions	114,894	130,028	(15,134)	(11.6)	145,534
Other	39,916	40,187	(271)	(0.7)	37,059
Liabilities under insurance contracts	17,829	17,799	30	0.2	16,426
Provisions	8,407	8,441	(34)	(0.4)	8,149
Other liabilities[3]	30,685	35,241	(4,556)	(12.9)	33,188
Total liabilities	1,729,754	1,692,821	36,933	2.2	1,637,074
Shareholders' equity	135,196	130,443	4,753	3.6	124,732
Capital stock	7,576	8,092	(516)	(6.4)	8,397
Reserves (including treasury stock)[4]	116,578	112,573	4,005	3.6	107,709
Profit attributable to the Group	12,574	11,076	1,498	13.5	9,605
Less: dividends	(1,532)	(1,298)	(234)	18.0	(979)
Other comprehensive income	(36,595)	(35,020)	(1,575)	4.5	(35,628)
Minority interests	8,726	8,818	(92)	(1.0)	8,481
Total equity	107,327	104,241	3,086	3.0	97,585
Total liabilities and equity	1,837,081	1,797,062	40,019	2.2	1,734,659

Note: The condensed balance sheet groups some lines of the consolidated balance sheet on pages 58 and 59 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; ‘Other assets’; and 'Non-current assets held for sale’.

3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; ‘Other liabilities’; and ‘Liabilities associated with non-current assets held for sale‘.

4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

10	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Balance sheet

Balance sheet
EUR million
		/	Sep-24	/	Dec-23
	Dec-24%		% excl. FX	%	% excl. FX
Loans and advances to customers	1,054,070	(1.3)	(1.8)	1.7	2.2
Customer deposits	1,055,936	1.0	0.5	0.8	1.6

Memorandum items:
Gross loans and advances to customers [1]	1,016,546	0.3	(0.1)	0.2	0.9
Customer funds	1,211,342	3.2	3.0	2.9	4.4
Customer deposits [2]	977,620	2.9	2.6	1.0	1.6
Mutual funds	233,722	4.1	4.8	12.1	18.1
1. Excluding reverse repos.
2. Excluding repos.

Gross loans and advances to customers (excl. reverse repos)
EUR billion

0%	1
Dec-24 / Dec-23

1. In constant euros: +1%.

Customer funds
EUR billion

+3%	[1][a]

+12%

+1%

•Total
• Mutual funds
•Deposits exc. repos

Dec-24 / Dec-23

1. In constant euros: +4%.

Gross loans and advances to customers (excl. reverse repos)
% operating areas. December 2024

Customer funds
% operating areas. December 2024

January - December 2024	11

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Solvency ratios
Solvency ratios

Eligible capital. December 2024
EUR million
	Fully-loaded	Phased-in1
CET1	79,705	79,799
Basic capital	90,076	90,170
Eligible capital	107,105	108,588
Risk-weighted assets	624,477	624,503

	%	%
CET1 capital ratio	12.8	12.8
Tier 1 capital ratio	14.4	14.4
Total capital ratio	17.2	17.4

Fully-loaded capital ratio

TNAV per share
TNAV per share was EUR 5.24, increasing 14% year-on-year including the cash dividends.

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Dec-24	Dec-23	Absolute	%	Dec-22
Capital stock and reserves	124,263	121,185	3,078	2.5	116,956
Attributable profit	12,574	11,076	1,498	13.5	9,605
Dividends	(3,144)	(2,769)	(375)	13.5	(1,921)
Other retained earnings	(38,323)	(34,484)	(3,839)	11.1	(35,068)
Minority interests	8,479	6,899	1,580	22.9	7,416
Goodwill and intangible assets	(15,957)	(17,220)	1,263	(7.3)	(17,182)
Other deductions	(8,093)	(7,946)	(146)	1.8	(5,604)
CET1	79,799	76,741	3,059	4.0	74,202
Preferred shares and other eligible tier 1	10,371	9,002	1,369	15.2	8,831
Tier 1	90,170	85,742	4,428	5.2	83,033
Generic funds and eligible tier 2 instruments	18,418	16,497	1,921	11.6	14,359
Eligible capital	108,588	102,240	6,349	6.2	97,392
Risk-weighted assets	624,503	623,731	772	0.1	609,266

CET1 capital ratio	12.8	12.3	0.5		12.2
Tier 1 capital ratio	14.4	13.7	0.7		13.6
Total capital ratio	17.4	16.4	1.0		16.0

Fully-loaded CET1 ratio performance
%
1. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR.
2.Deduction for expected shareholder remuneration. Our target payout is approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

12	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Risk management
Risk management
Credit risk

Key risk metrics
	Net loan-loss provisions [1]				Cost of risk (%) [2]			NPL ratio (%)			NPL coverage ratio (%)
	Q4'24	2024	Chg (%) / 2023	Chg (%) / Q3'24	2024	Chg (bps) / 2023	Chg (bps) / Q3'24	2024	Chg (bps) / 2023	Chg (bps) / Q3'24	2024	Chg (pp) / 2023	Chg (pp) / Q3'24
Retail	1,388	5,845	(7.3)	2.8	0.92	(10)	(5)	3.18	(3)	(10)	58.4	(3.0)	0.7
Consumer	1,248	4,562	12.4	9.8	2.16	13	4	5.07	33	20	73.6	(2.9)	(1.1)
CIB	17	174	7.3	(72.7)	0.10	0	(11)	0.86	(50)	(3)	39.3	(2.0)	3.3
Wealth	17	41	—	57.4	0.18	25	9	0.67	(73)	(2)	80.3	51.0	7.2
Payments	448	1,714	8.2	10.0	7.39	17	38	5.14	12	(38)	140.1	0.3	7.0
TOTAL GROUP [3]	3,114	12,333	2.0	5.0	1.15	(3)	(3)	3.05	(9)	(1)	64.8	(1.2)	1.1

Europe	418	1,862	(27.7)	(2.0)	0.32	(12)	(3)	2.15	(17)	(9)	50.2	0.9	1.8
DCB Europe	345	1,209	51.9	23.6	0.88	27	13	2.50	37	6	82.5	(5.5)	(0.8)
North America	950	3,786	2.4	(0.4)	2.04	(1)	(11)	4.22	12	24	69.7	(4.2)	(1.6)
South America	1,404	5,478	9.0	7.3	3.50	14	(5)	5.42	(30)	(13)	76.5	(1.9)	1.0
TOTAL GROUP [3]	3,114	12,333	2.0	5.0	1.15	(3)	(3)	3.05	(9)	(1)	64.8	(1.2)	1.1
1.EUR million and % change in constant euros.
2.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
3.Total Group includes the Corporate Centre.
For more detailed information, please see the 'Alternative Performance Measures' section.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Dec-24	Sep-24	Dec-23	Dec-24	Sep-24	Dec-23
Stage 1	1,002	1,008	1,000	0.4%	0.4%	0.4%
Stage 2	88	87	80	5.6%	5.7%	6.4%
Stage 3	35	36	36	40.6%	40.1%	40.6%
1. Exposure subject to impairment. Additionally, in December 2024 there were EUR 32 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 39 billion in September 2024 and EUR 19 billion in December 2023).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q4'24	QoQ	YoY
Balance at beginning of period	35,723	1.8	0.5
Net additions	2,819	(37.4)	(34.1)
Increase in scope of consolidation	—	(100.0)	—
Exchange rate differences and other	115	—	—
Write-offs	(3,392)	0.3	(10.7)
Balance at period-end	35,265	(1.3)	(1.0)

Loan-loss allowances	22,835	0.4	(2.8)
For impaired assets	14,301	0.4	(1.1)
For other assets	8,534	0.5	(5.5)

January - December 2024	13

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Risk management
Market risk

Trading portfolios[1]. VaR by region
EUR million
	2024		2023
Q4	Average	Last	Average

Total	18.4	18.7	12.7
Europe	14.0	16.0	10.9
North America	6.2	6.4	5.3
South America	9.2	9.5	6.8

Trading portfolios[1]. VaR by market factor
EUR million
Q4 2024	Min.	Avg.	Max.	Last
VaR total	14.4	18.4	23.0	18.7
Diversification effect	(14.5)	(23.8)	(38.0)	(27.3)
Interest rate VaR	11.4	17.1	21.6	20.2
Equity VaR	7.0	10.6	18.8	9.5
FX VaR	4.4	6.1	8.5	5.9
Credit spreads VaR	3.9	5.4	7.0	5.3
Commodities VaR	2.2	3.0	5.1	5.1

Note: in the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Trading portfolios[1]. VaR performance
EUR million
1. Activity in Santander Corporate & Investment Banking markets.

14	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Santander share
Santander Share

Share price

START 29/12/2023	END 31/12/2024
€3.780	€4.465

Maximum 29/04/2024	Minimum 30/01/2024
€4.928	€3.563

2nd
Bank in the eurozone by market capitalization

EUR 67,648 million

The Santander share
31 December 2024

Shares and trading data
Shares (number)	15,152,492,322
Average daily turnover (number of shares)	30,127,309
Share liquidity (%)	49
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.85
Free float (%)	99.90

Comparative share performance

January - December 2024	15

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Santander share

Share capital distribution by geographic area
31 December 2024
The Americas	Europe	Rest of the world
25.72%	72.73%	1.55%

Source: Banco Santander, Shareholder Register.
.

Share capital distribution by type of shareholder
31 December 2024

Institutions
58.70%

Board*
1.29%

Retail
40.01%

* Shares owned or represented by directors.

16	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

Financial information by segment
Description of segments
Following the creation of two new global segments and in order to align the operating and management model, at the beginning of 2024 we adapted our reporting, starting with the financial information for Q1 2024, with global businesses becoming the primary segments.
Main changes to the composition of Santander's segments
The main changes, which we started to apply from 1 January 2024 to the management information for all periods included in the consolidated financial statements, are as follows:
•All of the Group's businesses across all markets were consolidated into five global areas: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments. These became the new primary segments.
•The changes in financial information were:
–The former Retail Banking was split into two new segments: Retail & Commercial Banking and Digital Consumer Bank. Our cards business now forms part of the new Payments segment.
–The results of activities mainly related to financial management located in the countries are fully allocated to their global businesses based on the segment that generates the financial position.
–The local corporate centres are fully allocated to the global businesses.
–The revenue sharing criteria between global businesses were revised to better reflect the contribution of each business to the Group.
•The former primary segments (Europe, North America, South America and Digital Consumer Bank - which is renamed DCB Europe) became our secondary segments. 2023 published figures for the regions, countries and the Corporate Centre remain unchanged.
All the changes described above have no impact on the reported Group consolidated financial statements.
Composition of Santander's segments
Primary segments
This primary level of segmentation, which is based on the Group's management structure from 1 January 2024, comprises six reportable segments: five operating areas plus the Corporate Centre.
The operating areas are:

Retail & Commercial Banking (Retail): area that integrates the retail banking business and commercial banking (individuals, SMEs and corporates), except for business originated in the consumer finance and the cards businesses.
Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer.
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management) and the insurance business (Santander Insurance).
Payments: the Group's digital payments solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where we operate).
Secondary segments
At this secondary level, Santander is structured into the segments that made up the primary segments until 2023, which are Europe, DCB Europe, North America and South America:
Europe: comprises all business activity carried out in the region, except that included in DCB Europe. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
DCB Europe: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank in Spain and ODS.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap).
South America: includes all the financial activities carried out by Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile and Argentina.

January - December 2024	17

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

In addition to these operating units, both at the primary and secondary segment level, the Group continues to maintain the area of the Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The results of our segments presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see methodology in the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

18	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

January-December 2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	27,942	4,681	32,461	19,584	10,874	7,263
Digital Consumer Bank	10,777	1,508	12,916	7,733	2,232	1,663
Corporate & Investment Banking	4,020	2,548	8,343	4,537	4,009	2,740
Wealth Management & Insurance	1,627	1,489	3,661	2,348	2,259	1,650
Payments	2,609	2,793	5,505	3,030	969	413
PagoNxt	132	958	1,240	80	(233)	(299)
Cards	2,478	1,835	4,265	2,950	1,202	712
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574

Secondary segments
Europe	16,720	4,659	23,510	14,102	10,129	6,644
Spain	7,256	2,867	11,974	7,703	5,440	3,762
United Kingdom	4,950	283	5,216	2,299	1,794	1,306
Portugal	1,548	467	2,100	1,553	1,481	1,001
Poland	2,844	674	3,555	2,591	1,650	800
Other	121	367	664	(42)	(236)	(225)
DCB Europe	4,361	902	5,679	3,075	1,131	642
North America	10,330	2,594	13,915	7,214	3,091	2,579
US	5,693	1,152	7,580	3,750	1,053	1,109
Mexico	4,631	1,385	6,278	3,613	2,274	1,671
Other	7	57	57	(149)	(236)	(201)
South America	15,566	4,864	19,783	12,841	5,993	3,863
Brazil	10,121	3,414	13,536	9,184	3,830	2,422
Chile	1,822	551	2,592	1,659	1,111	629
Argentina	2,919	602	2,487	1,465	827	665
Other	703	298	1,168	533	225	146
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574

Profit attributable to the parent distribution[1]. 2024

1. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. 2024
EUR million. % change YoY

Var	Var[2]
+28%	+29%
-13%	-12%
+12%	+16%
+12%	+14%
-32%	-26%

+21%	+19%
-46%	-47%
+10%	+12%
+27%	+36%

2. Changes in constant euros.

January - December 2024	19

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January-December 2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	25,550	4,497	29,754	16,930	7,989	5,659
Digital Consumer Bank	10,221	1,229	12,296	7,033	2,677	1,901
Corporate & Investment Banking	3,594	2,131	7,527	4,140	3,795	2,440
Wealth Management & Insurance	1,513	1,262	3,210	1,994	1,994	1,467
Payments	2,424	2,952	5,298	2,954	1,205	607
PagoNxt	93	954	1,140	49	(17)	(77)
Cards	2,331	1,998	4,158	2,905	1,222	684
Corporate Centre	(41)	(13)	(439)	(829)	(961)	(998)
TOTAL GROUP	43,261	12,057	57,647	32,222	16,698	11,076

Secondary segments
Europe	15,910	4,399	21,439	12,409	8,195	5,482
Spain	6,641	2,699	10,132	5,905	3,399	2,371
United Kingdom	5,152	338	5,525	2,779	2,107	1,545
Portugal	1,465	464	1,982	1,440	1,314	896
Poland	2,543	589	3,182	2,320	1,392	674
Other	109	309	618	(35)	(17)	(3)
DCB Europe	4,193	796	5,502	2,884	2,019	1,199
North America	10,159	2,192	13,174	6,708	2,837	2,354
US	5,742	766	7,209	3,531	863	932
Mexico	4,408	1,374	5,899	3,311	2,119	1,560
Other	8	52	66	(133)	(145)	(138)
South America	13,040	4,684	17,971	11,050	4,608	3,038
Brazil	9,116	3,462	13,104	8,574	2,911	1,921
Chile	1,383	572	2,285	1,265	951	582
Argentina	1,879	396	1,544	769	505	386
Other	662	254	1,038	441	241	150
Corporate Centre	(41)	(13)	(439)	(829)	(961)	(998)
TOTAL GROUP	43,261	12,057	57,647	32,222	16,698	11,076

20	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Retail & Commercial Banking	Underlying attributable profit
EUR 7,263 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	7,125	4.7	5.3	27,942	9.4	11.0
Net fee income	1,166	1.5	2.6	4,681	4.1	7.3
Gains (losses) on financial transactions [1]	257	101.2	95.8	812	(4.9)	(4.0)
Other operating income	(306)	128.1	128.9	(974)	(15.1)	(14.3)
Total income	8,242	3.7	4.3	32,461	9.1	11.0
Administrative expenses and amortizations	(3,352)	8.1	8.5	(12,877)	0.4	2.5
Net operating income	4,890	1.0	1.6	19,584	15.7	17.4
Net loan-loss provisions	(1,388)	1.4	2.8	(5,845)	(10.6)	(7.3)
Other gains (losses) and provisions	(804)	66.0	65.1	(2,865)	19.4	20.7
Profit before tax	2,697	(9.8)	(9.3)	10,874	36.1	35.9
Tax on profit	(636)	(21.6)	(21.2)	(3,091)	60.4	57.4
Profit from continuing operations	2,062	(5.4)	(4.9)	7,783	28.4	28.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,062	(5.4)	(4.9)	7,783	28.4	28.9
Non-controlling interests	(130)	(25.0)	(24.3)	(520)	29.0	29.1
Profit attributable to the parent	1,932	(3.7)	(3.2)	7,263	28.3	28.8

Balance sheet and activity metrics
Loans and advances to customers	608,945	(1.7)	(0.4)	608,945	(1.5)	(0.9)
Customer deposits	661,152	1.6	1.7	661,152	(0.8)	0.3

Memorandum items:
Gross loans and advances to customers ²	609,490	(0.7)	(0.6)	609,490	(1.5)	(0.7)
Customer funds	747,567	2.0	2.3	747,567	3.0	4.4
Customer deposits ³	649,619	1.8	1.9	649,619	1.8	2.6
Mutual funds	97,948	3.6	4.9	97,948	11.6	18.8
Risk-weighted assets	290,922	(0.8)		290,922	(0.9)

Ratios (%) and customers
RoTE ⁴	20.1	(0.6)		18.9	3.7
Efficiency ratio	40.7	1.6		39.7	(3.4)
NPL ratio	3.18	(0.10)		3.18	(0.03)
NPL coverage ratio	58.4	0.7		58.4	(3.0)
Number of total customers (thousands)	147,140	1.1		147,140	6.0
Number of active customers (thousands)	79,079	1.3		79,079	5.3

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

January - December 2024	21

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Digital Consumer Bank	Underlying attributable profit
EUR 1,663 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	2,798	7.1	5.9	10,777	5.4	6.1
Net fee income	394	5.5	5.3	1,508	22.7	23.8
Gains (losses) on financial transactions [1]	(24)	—	—	(4)	—	—
Other operating income	164	12.7	10.4	635	(13.0)	(13.3)
Total income	3,332	6.3	5.2	12,916	5.0	5.7
Administrative expenses and amortizations	(1,287)	0.7	(0.5)	(5,183)	(1.5)	(1.2)
Net operating income	2,045	10.1	9.1	7,733	10.0	10.9
Net loan-loss provisions	(1,248)	11.3	9.8	(4,562)	11.1	12.4
Other gains (losses) and provisions	(530)	375.0	370.8	(939)	276.0	283.0
Profit before tax	267	(57.2)	(56.9)	2,232	(16.6)	(16.4)
Tax on profit	(43)	(63.3)	(60.8)	(295)	(30.9)	(30.8)
Profit from continuing operations	225	(55.8)	(56.0)	1,938	(13.9)	(13.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	225	(55.8)	(56.0)	1,938	(13.9)	(13.6)
Non-controlling interests	(69)	(2.1)	(1.7)	(275)	(21.3)	(21.1)
Profit attributable to the parent	155	(64.5)	(64.7)	1,663	(12.5)	(12.3)

Balance sheet and activity metrics
Loans and advances to customers	207,104	2.3	0.8	207,104	4.0	3.4
Customer deposits	128,975	5.0	2.3	128,975	11.7	9.2

Memorandum items:
Gross loans and advances to customers ²	215,160	2.4	0.8	215,160	4.1	3.6
Customer funds	137,122	5.0	2.3	137,122	13.3	10.8
Customer deposits ³	128,933	5.0	2.3	128,933	12.8	10.3
Mutual funds	8,189	4.8	1.5	8,189	22.9	19.4
Risk-weighted assets	152,399	(0.6)		152,399	(1.3)

Ratios (%) and customers
RoTE ⁴	3.7	(6.5)		9.8	(1.8)
Efficiency ratio	38.6	(2.1)		40.1	(2.7)
NPL ratio	5.07	0.20		5.07	0.33
NPL coverage ratio	73.6	(1.1)		73.6	(2.9)
Number of total customers (thousands)	25,041	(0.3)		25,041	(1.5)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

22	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Corporate & Investment Banking	Underlying attributable profit
EUR 2,740 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	1,088	20.7	20.5	4,020	11.9	14.8
Net fee income	657	7.2	6.8	2,548	19.6	21.4
Gains (losses) on financial transactions [1]	413	(17.4)	(17.0)	1,619	(9.9)	(6.7)
Other operating income	(74)	—	—	156	—	—
Total income	2,083	0.5	0.6	8,343	10.8	13.6
Administrative expenses and amortizations	(1,024)	6.1	5.5	(3,807)	12.4	13.8
Net operating income	1,059	(4.4)	(3.6)	4,537	9.6	13.4
Net loan-loss provisions	(17)	(73.1)	(72.7)	(174)	5.7	7.3
Other gains (losses) and provisions	(129)	28.9	28.1	(353)	95.3	100.1
Profit before tax	913	(3.4)	(2.5)	4,009	5.7	9.5
Tax on profit	(157)	(40.5)	(38.8)	(1,065)	(6.3)	(2.2)
Profit from continuing operations	756	10.9	11.7	2,944	10.8	14.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	756	10.9	11.7	2,944	10.8	14.4
Non-controlling interests	(55)	13.6	14.7	(204)	(6.5)	(1.1)
Profit attributable to the parent	701	10.7	11.5	2,740	12.3	15.8

Balance sheet and activity metrics
Loans and advances to customers	184,923	(5.3)	(7.3)	184,923	9.4	9.4
Customer deposits	202,355	(3.3)	(4.2)	202,355	(0.7)	1.0

Memorandum items:
Gross loans and advances to customers ²	136,818	(0.2)	(1.9)	136,818	(0.6)	0.2
Customer funds	152,450	8.5	8.8	152,450	(10.2)	(7.0)
Customer deposits ³	136,672	8.0	7.7	136,672	(12.0)	(9.7)
Mutual funds	15,777	13.0	18.8	15,777	8.3	26.2
Risk-weighted assets	122,274	(2.4)		122,274	6.5

Ratios (%)
RoTE ⁴	18.4	2.0		18.1	0.5
Efficiency ratio	49.2	2.6		45.6	0.6
NPL ratio	0.86	(0.03)		0.86	(0.50)
NPL coverage ratio	39.3	3.3		39.3	(2.0)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

January - December 2024	23

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 1,650 mn

WEALTH MANAGEMENT & INSURANCE
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	394	(3.1)	(3.4)	1,627	7.6	8.2
Net fee income	405	10.8	10.5	1,489	18.0	19.2
Gains (losses) on financial transactions [1]	71	29.3	29.4	213	25.7	27.3
Other operating income	74	(28.1)	(25.8)	332	24.7	32.0
Total income	944	1.5	1.5	3,661	14.0	15.4
Administrative expenses and amortizations	(383)	21.4	20.7	(1,313)	8.0	9.2
Net operating income	561	(8.6)	(8.3)	2,348	17.7	19.3
Net loan-loss provisions	(17)	55.5	57.4	(41)	—	—
Other gains (losses) and provisions	(15)	459.1	455.0	(48)	170.8	170.3
Profit before tax	529	(11.9)	(11.6)	2,259	13.3	14.8
Tax on profit	(125)	(6.2)	(6.2)	(531)	16.9	18.1
Profit from continuing operations	404	(13.6)	(13.1)	1,728	12.2	13.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	404	(13.6)	(13.1)	1,728	12.2	13.8
Non-controlling interests	(20)	0.9	1.8	(79)	7.9	11.6
Profit attributable to the parent	384	(14.2)	(13.8)	1,650	12.5	13.9

Balance sheet and activity metrics
Loans and advances to customers	24,479	5.7	3.6	24,479	8.8	7.7
Customer deposits	60,986	0.8	0.1	60,986	4.2	3.9

Memorandum items:
Gross loans and advances to customers ²	24,611	5.7	3.7	24,611	8.9	7.9
Customer funds	171,866	2.4	2.1	171,866	9.4	11.6
Customer deposits ³	60,058	0.8	0.1	60,058	4.2	3.7
Mutual funds	111,807	3.3	3.2	111,807	12.4	16.4
Risk-weighted assets	11,559	11.5		11,559	(37.2)
Assets under management	498,289	1.1	1.3	498,289	8.4	12.7
Gross written premiums	2,567	(8.7)	(9.5)	11,526	(11.8)	(8.5)

Ratios (%) and customers
RoTE ⁴	73.5	(11.1)		78.7	6.5
Efficiency ratio	40.6	6.6		35.9	(2.0)
NPL ratio	0.67	(0.02)		0.67	(0.73)
NPL coverage ratio	80.3	7.2		80.3	51.0
Number of Private Banking customers (thousands)	299	2.8		299	13.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

24	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Payments	Underlying attributable profit
EUR 413 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	694	16.4	17.7	2,609	7.6	12.9
Net fee income	725	3.8	5.0	2,793	(5.4)	(1.5)
Gains (losses) on financial transactions [1]	41	—	—	41	—	—
Other operating income	38	120.7	125.0	61	—	—
Total income	1,497	14.6	15.6	5,505	3.9	8.6
Administrative expenses and amortizations	(621)	5.6	6.3	(2,475)	5.6	8.0
Net operating income	876	21.9	23.1	3,030	2.6	9.0
Net loan-loss provisions	(448)	8.2	10.0	(1,714)	2.9	8.2
Other gains (losses) and provisions	(37)	15.7	15.9	(347)	314.3	320.1
Profit before tax	391	43.5	43.8	969	(19.6)	(12.9)
Tax on profit	(132)	13.6	15.3	(464)	(8.8)	(2.2)
Profit from continuing operations	259	65.8	64.8	505	(27.4)	(20.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	259	65.8	64.8	505	(27.4)	(20.8)
Non-controlling interests	(24)	(12.1)	(10.6)	(92)	3.4	12.0
Profit attributable to the parent	235	82.1	79.9	413	(31.9)	(25.7)

Balance sheet and activity metrics
Loans and advances to customers	22,840	8.5	11.2	22,840	3.6	15.0
Customer deposits	1,038	5.7	5.7	1,038	(26.8)	(26.8)

Memorandum items:
Gross loans and advances to customers ²	24,614	8.4	11.0	24,614	3.8	15.3
Customer funds	1,038	5.7	5.7	1,038	(26.8)	(26.8)
Customer deposits ³	1,038	5.7	5.7	1,038	(26.8)	(26.8)
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	20,346	5.8		20,346	(2.9)

Ratios (%)
RoTE ⁴	35.0	14.9		15.6	(9.4)
NPL ratio	5.14	(0.38)		5.14	0.12
NPL coverage ratio	140.1	7.0		140.1	0.3

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.
´

January - December 2024	25

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

PagoNxt
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	35	0.5	2.0	132	41.0	48.3
Net fee income	261	8.4	9.4	958	0.5	5.2
Gains (losses) on financial transactions [1]	0	—	—	0	(97.5)	(97.4)
Other operating income	49	35.8	35.9	150	46.5	48.3
Total income	346	11.3	12.1	1,240	8.7	13.6
Administrative expenses and amortizations	(271)	(6.0)	(5.2)	(1,160)	6.3	8.8
Net operating income	75	231.0	207.6	80	62.7	210.4
Net loan-loss provisions	(4)	9.1	9.4	(16)	(32.5)	(30.9)
Other gains (losses) and provisions	(23)	54.1	55.2	(296)	611.6	639.1
Profit before tax	48	997.8	605.1	(233)	—	513.0
Tax on profit	(20)	(5.8)	(2.2)	(57)	(4.0)	8.9
Profit from continuing operations	28	—	—	(290)	281.8	221.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	28	—	—	(290)	281.8	221.4
Non-controlling interests	(2)	(53.5)	(51.9)	(9)	571.7	—
Profit attributable to the parent	26	—	—	(299)	287.1	228.8

Balance sheet and activity metrics
Loans and advances to customers	1,066	14.3	18.3	1,066	(8.7)	6.1
Customer deposits	1,038	5.7	5.7	1,038	(26.8)	(26.8)

Memorandum items:
Gross loans and advances to customers ²	1,087	13.8	17.7	1,087	(9.1)	5.2
Customer funds	1,038	5.7	5.7	1,038	(26.8)	(26.8)
Customer deposits ³	1,038	5.7	5.7	1,038	(26.8)	(26.8)
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	4,671	4.7		4,671	(13.9)
Total transactions (Getnet, million)	2,628	7.3		9,837	4.5
Total payments volume (Getnet)	59,020	7.1	8.3	221,787	7.9	13.0

Ratios (%)
EBITDA margin	40.1	12.5		27.5	2.7
Efficiency ratio	78.4	(14.4)		93.6	(2.1)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

26	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Cards
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	659	17.4	18.6	2,478	6.3	11.4
Net fee income	464	1.4	2.6	1,835	(8.2)	(4.7)
Gains (losses) on financial transactions [1]	41	—	—	41	309.2	358.5
Other operating income	(11)	(41.6)	(38.3)	(89)	(50.7)	(49.9)
Total income	1,152	15.7	16.7	4,265	2.6	7.2
Administrative expenses and amortizations	(350)	16.8	17.2	(1,315)	5.0	7.3
Net operating income	802	15.2	16.5	2,950	1.5	7.1
Net loan-loss provisions	(444)	8.2	10.0	(1,698)	3.4	8.8
Other gains (losses) and provisions	(15)	(16.6)	(17.1)	(50)	19.2	18.2
Profit before tax	343	27.9	28.7	1,202	(1.6)	4.5
Tax on profit	(112)	17.9	19.1	(407)	(9.5)	(3.5)
Profit from continuing operations	230	33.4	34.0	795	3.0	9.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	230	33.4	34.0	795	3.0	9.1
Non-controlling interests	(22)	(3.6)	(2.2)	(83)	(5.7)	1.6
Profit attributable to the parent	209	38.9	39.3	712	4.1	10.1

Balance sheet and activity metrics
Loans and advances to customers	21,774	8.3	10.8	21,774	4.3	15.4
Customer deposits	—	—	—	—	—	—

Memorandum items:
Gross loans and advances to customers ²	23,526	8.1	10.7	23,526	4.5	15.8
Customer funds	—	—	—	—	—	—
Customer deposits ³	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	15,675	6.1		15,675	0.9
Number of cards (million)	100	0.7		100	3.6

Ratios (%)
RoTE ⁴	35.6	6.5		32.6	(2.9)
Efficiency ratio	30.4	0.3		30.8	0.7
NPL ratio	5.25	(0.37)		5.25	0.14
NPL coverage ratio	141.9	7.3		141.9	(0.3)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

January - December 2024	27

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Corporate Centre	Underlying attributable profit
-EUR 1,154 mn

EUR million
			/ Q3'24			/ 2023
Underlying income statement	Q4'24	Q3'24%		2024	2023	%
Net interest income	(113)	(95)	19.0	(308)	(41)	660.3
Net fee income	(3)	(8)	(62.6)	(11)	(13)	(20.6)
Gains (losses) on financial transactions [1]	22	(145)	—	(408)	(302)	35.2
Other operating income	23	(5)	—	50	(83)	—
Total income	(72)	(254)	(71.6)	(676)	(439)	54.1
Administrative expenses and amortizations	(104)	(101)	2.7	(379)	(391)	(3.1)
Net operating income	(176)	(355)	(50.4)	(1,055)	(829)	27.1
Net loan-loss provisions	3	1	182.3	3	2	25.6
Other gains (losses) and provisions	(25)	(160)	(84.7)	(265)	(134)	97.7
Profit before tax	(197)	(514)	(61.7)	(1,317)	(961)	37.0
Tax on profit	55	110	(50.5)	162	(36)	—
Profit from continuing operations	(142)	(403)	(64.7)	(1,155)	(998)	15.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(142)	(403)	(64.7)	(1,155)	(998)	15.7
Non-controlling interests	0	0	(32.1)	1	0	—
Profit attributable to the parent	(142)	(403)	(64.7)	(1,154)	(998)	15.7

Balance sheet
Loans and advances to customers	5,778	5,896	(2.0)	5,778	5,565	3.8
Cash, central banks and credit institutions	104,379	100,528	3.8	104,379	119,279	(12.5)
Debt instruments	10,923	8,939	22.2	10,923	7,726	41.4
Other financial assets	1,444	1,413	2.2	1,444	808	78.7
Other asset accounts	118,425	121,371	(2.4)	118,425	121,327	(2.4)
Total assets	240,948	238,147	1.2	240,948	254,705	(5.4)
Customer deposits	1,430	1,612	(11.3)	1,430	1,508	(5.2)
Central banks and credit institutions	21,730	22,000	(1.2)	21,730	47,747	(54.5)
Marketable debt securities	121,122	115,124	5.2	121,122	110,144	10.0
Other financial liabilities	48	1,375	(96.5)	48	326	(85.3)
Other liabilities accounts	7,256	7,575	(4.2)	7,256	7,084	2.4
Total liabilities	151,585	147,685	2.6	151,585	166,809	(9.1)
Total equity	89,363	90,461	(1.2)	89,363	87,896	1.7

Memorandum items:
Gross loans and advances to customers [2]	5,853	5,945	(1.5)	5,853	5,640	3.8
Customer funds	1,299	1,478	(12.1)	1,299	1,508	(13.8)
Customer deposits [3]	1,299	1,478	(12.1)	1,299	1,508	(13.8)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,798	1,857	(3.2)	1,798	1,922	(6.5)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

28	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Europe	Underlying attributable profit
EUR 6,644 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	4,227	0.5	0.2	16,720	5.1	3.3
Net fee income	1,123	(3.9)	(4.0)	4,659	5.9	4.9
Gains (losses) on financial transactions [1]	339	(16.3)	(16.5)	1,357	31.3	30.7
Other operating income	157	(6.0)	(6.0)	774	699.8	706.4
Total income	5,846	(1.7)	(2.0)	23,510	9.7	8.0
Administrative expenses and amortizations	(2,450)	4.0	3.5	(9,407)	4.2	2.8
Net operating income	3,397	(5.4)	(5.6)	14,102	13.6	11.8
Net loan-loss provisions	(418)	(2.0)	(2.0)	(1,862)	(26.5)	(27.7)
Other gains (losses) and provisions	(635)	76.5	76.2	(2,111)	25.6	23.7
Profit before tax	2,343	(16.4)	(16.6)	10,129	23.6	21.6
Tax on profit	(631)	(23.4)	(23.6)	(3,065)	29.3	27.3
Profit from continuing operations	1,712	(13.4)	(13.7)	7,064	21.3	19.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,712	(13.4)	(13.7)	7,064	21.3	19.3
Non-controlling interests	(97)	(29.0)	(28.7)	(420)	22.8	16.5
Profit attributable to the parent	1,615	(12.3)	(12.6)	6,644	21.2	19.5

Balance sheet
Loans and advances to customers	583,754	(2.8)	(3.1)	583,754	2.4	0.2
Cash, central banks and credit institutions	172,609	6.0	5.8	172,609	(13.0)	(14.4)
Debt instruments	150,428	12.3	12.1	150,428	30.3	29.4
Other financial assets	52,118	9.6	9.4	52,118	17.0	16.8
Other asset accounts	25,243	(6.1)	(6.3)	25,243	(6.0)	(7.0)
Total assets	984,151	1.3	1.0	984,151	3.0	1.2
Customer deposits	652,312	0.2	0.0	652,312	1.1	(0.7)
Central banks and credit institutions	110,850	8.9	8.3	110,850	6.4	4.5
Marketable debt securities	83,036	(2.2)	(2.3)	83,036	5.0	2.3
Other financial liabilities	66,358	8.9	8.7	66,358	24.4	23.8
Other liabilities accounts	28,275	(2.9)	(3.0)	28,275	(4.6)	(4.9)
Total liabilities	940,831	1.4	1.2	940,831	3.3	1.4
Total equity	43,320	(2.0)	(2.4)	43,320	(1.9)	(3.6)

Memorandum items:
Gross loans and advances to customers [2]	554,179	(0.7)	(1.0)	554,179	0.4	(1.7)
Customer funds	753,172	2.7	2.5	753,172	3.8	2.1
Customer deposits [3]	627,029	2.3	2.1	627,029	1.1	(0.8)
Mutual funds	126,143	5.1	4.8	126,143	20.0	19.3

Ratios (%), operating means and customers
RoTE	16.3	(2.2)		16.9	2.4
Efficiency ratio	41.9	2.3		40.0	(2.1)
NPL ratio	2.15	(0.09)		2.15	(0.17)
NPL coverage ratio	50.2	1.8		50.2	0.9
Number of employees	65,746	(2.2)		65,746	(2.5)
Number of branches	3,022	(0.4)		3,022	(2.0)
Number of total customers (thousands)	46,821	0.2		46,821	1.1
Number of active customers (thousands)	29,030	0.4		29,030	1.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	29

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Spain				Q
EUR million
		/ Q3'24		/ 2023
Underlying income statement	Q4'24%		2024	%
Net interest income	1,802	0.2	7,256	9.3
Net fee income	676	(4.4)	2,867	6.2
Gains (losses) on financial transactions [1]	302	(8.4)	1,100	59.9
Other operating income	146	(1.1)	751	616.5
Total income	2,926	(1.9)	11,974	18.2
Administrative expenses and amortizations	(1,133)	5.6	(4,271)	1.0
Net operating income	1,793	(6.2)	7,703	30.4
Net loan-loss provisions	(322)	15.2	(1,259)	(17.3)
Other gains (losses) and provisions	(224)	87.9	(1,003)	2.0
Profit before tax	1,247	(17.5)	5,440	60.1
Tax on profit	(322)	(25.4)	(1,678)	63.1
Profit from continuing operations	925	(14.4)	3,763	58.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	925	(14.4)	3,763	58.7
Non-controlling interests	0	(39.0)	0	106.8
Profit attributable to the parent	925	(14.4)	3,762	58.7

Balance sheet
Loans and advances to customers	246,897	(4.0)	246,897	3.2
Cash, central banks and credit institutions	99,657	13.2	99,657	(14.3)
Debt instruments	94,519	13.4	94,519	34.9
Other financial assets	48,132	10.0	48,132	17.6
Other asset accounts	17,521	(1.4)	17,521	2.6
Total assets	506,725	3.4	506,725	4.8
Customer deposits	323,425	0.0	323,425	(0.2)
Central banks and credit institutions	57,218	31.0	57,218	27.7
Marketable debt securities	27,385	(2.9)	27,385	(3.9)
Other financial liabilities	59,976	9.9	59,976	28.9
Other liabilities accounts	21,163	(3.4)	21,163	(4.9)
Total liabilities	489,168	3.7	489,168	4.9
Total equity	17,557	(4.3)	17,557	0.8

Memorandum items:
Gross loans and advances to customers [2]	225,759	(1.7)	225,759	(1.8)
Customer funds	399,999	3.8	399,999	3.4
Customer deposits [3]	306,389	3.5	306,389	(0.8)
Mutual funds	93,609	4.9	93,609	19.9

Ratios (%), operating means and customers
RoTE	21.3	(3.3)	21.7	7.5
Efficiency ratio	38.7	2.8	35.7	(6.0)
NPL ratio	2.68	(0.12)	2.68	(0.38)
NPL coverage ratio	52.6	2.6	52.6	3.6
Number of employees	23,980	(0.7)	23,980	(3.0)
Number of branches	1,827	(0.3)	1,827	(2.5)
Number of total customers (thousands)	15,307	0.5	15,307	1.9
Number of active customers (thousands)	8,842	1.3	8,842	5.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

30	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

United Kingdom						Q
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	1,313	4.5	3.0	4,950	(3.9)	(6.5)
Net fee income	61	(23.6)	(25.1)	283	(16.2)	(18.4)
Gains (losses) on financial transactions [1]	(18)	—	—	(18)	—	—
Other operating income	1	2.3	1.0	2	(67.2)	(68.1)
Total income	1,356	0.9	(0.5)	5,216	(5.6)	(8.1)
Administrative expenses and amortizations	(756)	6.5	5.0	(2,918)	6.3	3.4
Net operating income	600	(5.3)	(6.7)	2,299	(17.3)	(19.5)
Net loan-loss provisions	34	—	—	(64)	(74.2)	(74.9)
Other gains (losses) and provisions	(179)	65.3	63.9	(441)	3.9	1.1
Profit before tax	456	(6.8)	(8.3)	1,794	(14.9)	(17.1)
Tax on profit	(125)	(12.8)	(14.2)	(488)	(13.3)	(15.6)
Profit from continuing operations	331	(4.3)	(5.8)	1,306	(15.4)	(17.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	331	(4.3)	(5.8)	1,306	(15.4)	(17.7)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	331	(4.3)	(5.8)	1,306	(15.4)	(17.7)

Balance sheet
Loans and advances to customers	246,453	(3.3)	(3.6)	246,453	0.3	(4.1)
Cash, central banks and credit institutions	54,787	(2.8)	(3.1)	54,787	(12.2)	(16.1)
Debt instruments	15,120	13.8	13.4	15,120	47.7	41.2
Other financial assets	390	39.4	39.0	390	35.0	29.1
Other asset accounts	3,382	(8.3)	(8.6)	3,382	(22.5)	(25.9)
Total assets	320,132	(2.5)	(2.8)	320,132	(0.9)	(5.3)
Customer deposits	230,408	(1.5)	(1.9)	230,408	(1.3)	(5.7)
Central banks and credit institutions	25,665	(8.3)	(8.6)	25,665	(9.0)	(13.0)
Marketable debt securities	47,933	(2.2)	(2.5)	47,933	9.3	4.5
Other financial liabilities	2,500	(16.6)	(16.9)	2,500	(27.2)	(30.4)
Other liabilities accounts	1,733	(2.4)	(2.7)	1,733	1.7	(2.8)
Total liabilities	308,239	(2.4)	(2.7)	308,239	(0.8)	(5.2)
Total equity	11,893	(5.6)	(5.9)	11,893	(3.9)	(8.1)

Memorandum items:
Gross loans and advances to customers [2]	236,496	(0.8)	(1.1)	236,496	0.6	(3.9)
Customer funds	230,479	(0.8)	(1.1)	230,479	(0.5)	(4.9)
Customer deposits [3]	222,835	(0.8)	(1.1)	222,835	(0.7)	(5.1)
Mutual funds	7,643	(1.0)	(1.3)	7,643	5.1	0.5

Ratios (%), operating means and customers
RoTE	11.0	(0.6)		11.1	(1.9)
Efficiency ratio	55.7	2.9		55.9	6.2
NPL ratio	1.33	(0.11)		1.33	(0.09)
NPL coverage ratio	29.3	0.9		29.3	(1.0)
Number of employees	20,455	(6.2)		20,455	(8.2)
Number of branches	444	0.0		444	0.0
Number of total customers (thousands)	22,541	0.0		22,541	0.3
Number of active customers (thousands)	13,646	(0.4)		13,646	(1.6)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	31

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Portugal				Q
EUR million
		/ Q3'24		/ 2023
Underlying income statement	Q4'24%		2024	%
Net interest income	332	(10.8)	1,548	5.7
Net fee income	110	(3.7)	467	0.8
Gains (losses) on financial transactions [1]	7	177.5	45	35.3
Other operating income	9	(17.6)	40	94.3
Total income	458	(8.4)	2,100	6.0
Administrative expenses and amortizations	(143)	4.5	(548)	1.0
Net operating income	315	(13.3)	1,553	7.8
Net loan-loss provisions	(1)	(79.8)	(11)	(85.7)
Other gains (losses) and provisions	(18)	249.1	(61)	24.5
Profit before tax	296	(15.6)	1,481	12.7
Tax on profit	(86)	(28.8)	(478)	14.9
Profit from continuing operations	210	(8.7)	1,003	11.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	210	(8.7)	1,003	11.6
Non-controlling interests	0	(22.1)	(2)	4.6
Profit attributable to the parent	209	(8.7)	1,001	11.7

Balance sheet
Loans and advances to customers	38,410	1.0	38,410	4.2
Cash, central banks and credit institutions	3,873	(41.3)	3,873	(52.1)
Debt instruments	15,010	15.7	15,010	36.6
Other financial assets	1,129	0.2	1,129	4.7
Other asset accounts	1,109	1.9	1,109	(13.3)
Total assets	59,530	(0.5)	59,530	2.1
Customer deposits	38,304	0.7	38,304	5.3
Central banks and credit institutions	8,813	(4.4)	8,813	(4.6)
Marketable debt securities	4,973	(1.6)	4,973	3.3
Other financial liabilities	339	15.2	339	6.3
Other liabilities accounts	3,056	(8.1)	3,056	(18.0)
Total liabilities	55,485	(0.8)	55,485	1.9
Total equity	4,046	4.2	4,046	5.4

Memorandum items:
Gross loans and advances to customers [2]	39,143	1.0	39,143	3.9
Customer funds	43,186	1.1	43,186	6.3
Customer deposits [3]	38,304	0.7	38,304	5.3
Mutual funds	4,882	4.5	4,882	14.8

Ratios (%), operating means and customers
RoTE	21.1	(1.6)	25.4	(0.6)
Efficiency ratio	31.2	3.9	26.1	(1.3)
NPL ratio	2.40	(0.07)	2.40	(0.19)
NPL coverage ratio	79.4	1.3	79.4	(3.3)
Number of employees	4,901	0.0	4,901	(0.9)
Number of branches	374	(0.3)	374	(0.5)
Number of total customers (thousands)	2,989	0.8	2,989	2.8
Number of active customers (thousands)	1,905	1.3	1,905	3.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

32	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Poland						Q
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	733	0.8	1.4	2,844	11.8	6.1
Net fee income	166	(2.3)	(1.8)	674	14.4	8.5
Gains (losses) on financial transactions [1]	13	(33.3)	(33.0)	57	(14.8)	(19.1)
Other operating income	9	57.3	54.8	(20)	15.0	9.1
Total income	921	(0.1)	0.4	3,555	11.7	6.0
Administrative expenses and amortizations	(246)	(2.4)	(1.9)	(965)	11.9	6.1
Net operating income	675	0.8	1.3	2,591	11.7	5.9
Net loan-loss provisions	(112)	9.0	9.9	(511)	(24.2)	(28.0)
Other gains (losses) and provisions	(197)	214.6	216.9	(429)	69.3	60.6
Profit before tax	366	(27.4)	(27.1)	1,650	18.5	12.4
Tax on profit	(111)	(1.1)	(0.5)	(431)	14.4	8.5
Profit from continuing operations	255	(35.0)	(34.7)	1,219	20.1	13.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	255	(35.0)	(34.7)	1,219	20.1	13.9
Non-controlling interests	(97)	(28.4)	(28.1)	(419)	22.6	16.3
Profit attributable to the parent	158	(38.5)	(38.2)	800	18.8	12.7

Balance sheet
Loans and advances to customers	38,042	2.0	1.8	38,042	12.4	10.6
Cash, central banks and credit institutions	10,283	11.6	11.4	10,283	10.7	9.0
Debt instruments	17,489	15.0	14.8	17,489	16.1	14.2
Other financial assets	493	(15.1)	(15.3)	493	(32.7)	(33.8)
Other asset accounts	1,961	(10.6)	(10.8)	1,961	(0.6)	(2.2)
Total assets	68,269	5.8	5.7	68,269	12.1	10.3
Customer deposits	50,331	6.1	6.0	50,331	13.1	11.3
Central banks and credit institutions	5,020	5.7	5.5	5,020	8.6	6.9
Marketable debt securities	2,744	4.5	4.3	2,744	41.1	38.9
Other financial liabilities	1,656	6.8	6.7	1,656	(3.0)	(4.5)
Other liabilities accounts	1,688	12.2	12.0	1,688	0.0	(1.5)
Total liabilities	61,439	6.2	6.0	61,439	12.8	11.0
Total equity	6,830	2.7	2.5	6,830	5.8	4.2

Memorandum items:
Gross loans and advances to customers [2]	38,729	1.9	1.7	38,729	11.5	9.8
Customer funds	56,581	7.0	6.9	56,581	14.6	12.8
Customer deposits [3]	50,086	7.4	7.2	50,086	12.6	10.9
Mutual funds	6,495	4.4	4.3	6,495	32.3	30.2

Ratios (%), operating means and customers
RoTE	16.1	(9.9)		20.2	2.5
Efficiency ratio	26.7	(0.6)		27.1	0.0
NPL ratio	3.66	(0.25)		3.66	0.11
NPL coverage ratio	61.9	(4.3)		61.9	(11.4)
Number of employees	11,038	0.4		11,038	2.0
Number of branches	368	(1.6)		368	(3.4)
Number of total customers (thousands)	5,979	(0.2)		5,979	1.7
Number of active customers (thousands)	4,632	0.9		4,632	3.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	33

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Other Europe
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	48	(5.0)	(7.8)	121	11.1	11.2
Net fee income	109	13.5	12.2	367	19.0	19.0
Gains (losses) on financial transactions [1]	35	(24.7)	(26.0)	174	(19.9)	(19.9)
Other operating income	(7)	—	—	2	—	—
Total income	185	(5.5)	(7.1)	664	7.4	7.4
Administrative expenses and amortizations	(171)	(7.1)	(8.3)	(706)	8.1	8.1
Net operating income	14	20.5	10.4	(42)	20.8	20.5
Net loan-loss provisions	(18)	—	—	(17)	42.6	42.6
Other gains (losses) and provisions	(18)	(71.9)	(72.2)	(176)	—	—
Profit before tax	(22)	(59.8)	(58.7)	(236)	—	—
Tax on profit	14	—	—	10	(24.2)	(24.3)
Profit from continuing operations	(8)	(88.0)	(87.5)	(227)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(8)	(88.0)	(87.5)	(227)	—	—
Non-controlling interests	1	—	—	1	(32.3)	(32.3)
Profit attributable to the parent	(8)	(89.2)	(88.7)	(225)	—	—

Balance sheet
Loans and advances to customers	13,952	5.2	(1.5)	13,952	(3.1)	(8.6)
Cash, central banks and credit institutions	4,009	47.7	41.6	4,009	68.9	63.0
Debt instruments	8,289	(9.6)	(10.6)	8,289	(8.5)	(9.3)
Other financial assets	1,975	9.7	4.2	1,975	30.6	24.6
Other asset accounts	1,270	(40.6)	(42.1)	1,270	(41.5)	(43.0)
Total assets	29,495	1.4	(2.9)	29,495	(0.1)	(3.9)
Customer deposits	9,843	21.3	14.1	9,843	51.4	42.3
Central banks and credit institutions	14,134	(12.4)	(15.2)	14,134	(18.3)	(20.9)
Marketable debt securities	0	—	—	0	—	—
Other financial liabilities	1,888	23.8	16.7	1,888	37.9	31.0
Other liabilities accounts	635	4.0	2.8	635	151.4	146.2
Total liabilities	26,500	0.5	(3.7)	26,500	4.2	0.1
Total equity	2,995	10.7	5.7	2,995	(26.7)	(28.6)

Memorandum items:
Gross loans and advances to customers [2]	14,052	5.8	(0.9)	14,052	(2.6)	(8.1)
Customer funds	22,927	15.3	10.7	22,927	35.3	30.4
Customer deposits [3]	9,415	22.2	14.6	9,415	48.7	39.6
Mutual funds	13,512	10.9	8.1	13,512	27.2	24.7

Resources
Number of employees	5,372	0.1		5,372	14.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

34	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

DCBE	Digital Consumer Bank Europe	Underlying attributable profit
EUR 642 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	1,105	3.4	3.4	4,361	4.0	3.8
Net fee income	222	(3.1)	(3.1)	902	13.4	13.1
Gains (losses) on financial transactions [1]	(32)	—	—	(24)	—	—
Other operating income	132	28.2	27.8	440	11.0	10.2
Total income	1,427	2.1	2.0	5,679	3.2	2.9
Administrative expenses and amortizations	(629)	(4.2)	(4.3)	(2,604)	(0.5)	(0.7)
Net operating income	799	7.7	7.6	3,075	6.6	6.2
Net loan-loss provisions	(345)	23.6	23.6	(1,209)	52.6	51.9
Other gains (losses) and provisions	(481)	690.6	692.6	(735)	914.1	867.3
Profit before tax	(28)	—	—	1,131	(44.0)	(44.1)
Tax on profit	25	—	—	(255)	(48.2)	(48.3)
Profit from continuing operations	(2)	—	—	876	(42.6)	(42.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(2)	—	—	876	(42.6)	(42.7)
Non-controlling interests	(51)	(12.7)	(12.7)	(234)	(28.7)	(28.8)
Profit attributable to the parent	(54)	—	—	642	(46.5)	(46.5)

Balance sheet
Loans and advances to customers	137,038	1.2	1.2	137,038	3.3	3.4
Cash, central banks and credit institutions	19,185	(9.8)	(9.8)	19,185	2.9	3.1
Debt instruments	6,310	2.7	2.7	6,310	17.1	17.8
Other financial assets	128	(4.6)	(4.6)	128	(5.3)	(5.4)
Other asset accounts	11,115	(1.7)	(1.7)	11,115	11.8	11.3
Total assets	173,775	(0.3)	(0.3)	173,775	4.2	4.3
Customer deposits	81,376	1.7	1.8	81,376	17.4	17.9
Central banks and credit institutions	28,120	(6.0)	(6.1)	28,120	(12.0)	(12.9)
Marketable debt securities	43,137	(1.1)	(1.1)	43,137	(3.3)	(3.1)
Other financial liabilities	1,918	(9.8)	(9.8)	1,918	(13.5)	(13.7)
Other liabilities accounts	5,714	8.3	8.4	5,714	9.2	9.5
Total liabilities	160,264	(0.4)	(0.4)	160,264	4.5	4.6
Total equity	13,512	1.2	1.3	13,512	0.5	0.8

Memorandum items:
Gross loans and advances to customers [2]	139,927	1.2	1.2	139,927	3.5	3.6
Customer funds	85,876	1.8	1.8	85,876	17.7	18.2
Customer deposits [3]	81,376	1.7	1.8	81,376	17.4	17.9
Mutual funds	4,500	2.4	2.4	4,500	24.0	24.0

Ratios (%), operating means and customers
RoTE	(2.2)	(11.9)		6.4	(5.9)
Efficiency ratio	44.0	(2.9)		45.9	(1.7)
NPL ratio	2.50	0.06		2.50	0.37
NPL coverage ratio	82.5	(0.8)		82.5	(5.5)
Number of employees	16,792	1.0		16,792	0.0
Number of branches	326	0.0		326	(4.7)
Number of total customers (thousands)	19,550	(0.4)		19,550	(3.2)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	35

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

North America	Underlying attributable profit
EUR 2,579 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	2,556	1.2	0.8	10,330	1.7	3.0
Net fee income	654	2.0	2.1	2,594	18.3	20.5
Gains (losses) on financial transactions [1]	248	47.6	46.1	747	48.1	49.9
Other operating income	51	61.2	46.5	243	(23.6)	(24.1)
Total income	3,509	4.2	3.7	13,915	5.6	7.0
Administrative expenses and amortizations	(1,724)	6.2	5.5	(6,701)	3.6	4.9
Net operating income	1,785	2.4	2.1	7,214	7.5	9.1
Net loan-loss provisions	(950)	0.6	(0.4)	(3,786)	1.4	2.4
Other gains (losses) and provisions	(54)	(28.8)	(29.7)	(336)	143.1	146.1
Profit before tax	781	7.9	8.6	3,091	9.0	11.4
Tax on profit	(132)	(4.1)	(0.6)	(509)	8.7	12.5
Profit from continuing operations	649	10.7	10.8	2,582	9.0	11.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	649	10.7	10.8	2,582	9.0	11.2
Non-controlling interests	(1)	(44.7)	(39.5)	(3)	(78.6)	(77.8)
Profit attributable to the parent	648	10.8	10.9	2,579	9.6	11.7

Balance sheet
Loans and advances to customers	179,941	1.0	(4.6)	179,941	3.0	1.9
Cash, central banks and credit institutions	39,855	9.8	4.1	39,855	10.8	12.4
Debt instruments	57,135	11.1	6.4	57,135	13.6	18.8
Other financial assets	8,759	6.3	3.1	8,759	(19.9)	(15.0)
Other asset accounts	22,112	4.7	(1.0)	22,112	(3.1)	(4.1)
Total assets	307,801	4.3	(1.2)	307,801	4.4	4.9
Customer deposits	175,586	5.0	(0.7)	175,586	(0.2)	(0.6)
Central banks and credit institutions	44,332	3.3	(2.0)	44,332	27.7	32.1
Marketable debt securities	41,414	2.8	(3.1)	41,414	17.9	15.7
Other financial liabilities	14,998	4.9	1.3	14,998	(19.4)	(14.7)
Other liabilities accounts	6,869	14.5	9.6	6,869	1.6	5.9
Total liabilities	283,200	4.6	(0.9)	283,200	4.4	4.9
Total equity	24,601	0.7	(4.3)	24,601	4.0	5.2

Memorandum items:
Gross loans and advances to customers [2]	162,263	3.7	(2.0)	162,263	0.5	0.1
Customer funds	169,753	8.4	3.0	169,753	(0.9)	(0.1)
Customer deposits [3]	135,419	8.9	3.2	135,419	(4.5)	(4.6)
Mutual funds	34,334	6.3	2.3	34,334	16.6	22.8

Ratios (%), operating means and customers
RoTE	11.1	0.8		11.2	1.4
Efficiency ratio	49.1	0.9		48.2	(0.9)
NPL ratio	4.22	0.24		4.22	0.12
NPL coverage ratio	69.7	(1.6)		69.7	(4.2)
Number of employees	42,846	(1.4)		42,846	(6.0)
Number of branches	1,761	(0.1)		1,761	(1.3)
Number of total customers (thousands)	25,762	0.3		25,762	2.9
Number of active customers (thousands)	15,178	0.7		15,178	4.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

36	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

United States						Q
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	1,458	3.3	0.3	5,693	(0.9)	(0.8)
Net fee income	317	7.0	4.2	1,152	50.3	50.4
Gains (losses) on financial transactions [1]	80	(13.6)	(16.5)	371	25.8	25.9
Other operating income	86	23.5	19.1	365	(10.1)	(10.1)
Total income	1,941	3.8	0.8	7,580	5.1	5.2
Administrative expenses and amortizations	(987)	5.0	1.9	(3,830)	4.1	4.2
Net operating income	954	2.7	(0.3)	3,750	6.2	6.3
Net loan-loss provisions	(686)	5.6	2.7	(2,507)	(3.3)	(3.3)
Other gains (losses) and provisions	(45)	(27.9)	(29.9)	(190)	154.9	155.0
Profit before tax	223	2.8	(1.0)	1,053	22.0	22.1
Tax on profit	6	—	—	56	(19.1)	(19.1)
Profit from continuing operations	229	6.2	2.0	1,109	19.0	19.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	229	6.2	2.0	1,109	19.0	19.0
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	229	6.2	2.0	1,109	19.0	19.0

Balance sheet
Loans and advances to customers	134,856	0.7	(6.2)	134,856	6.3	(0.1)
Cash, central banks and credit institutions	28,200	14.5	6.6	28,200	32.9	24.9
Debt instruments	27,042	3.9	(3.3)	27,042	19.2	12.0
Other financial assets	2,821	24.3	15.7	2,821	(30.8)	(34.9)
Other asset accounts	16,058	3.9	(3.2)	16,058	(1.5)	(7.4)
Total assets	208,978	3.3	(3.8)	208,978	9.3	2.8
Customer deposits	125,403	5.4	(1.8)	125,403	3.0	(3.2)
Central banks and credit institutions	26,794	(5.2)	(11.7)	26,794	53.9	44.7
Marketable debt securities	31,783	1.3	(5.7)	31,783	17.5	10.4
Other financial liabilities	5,223	3.1	(4.0)	5,223	(28.2)	(32.5)
Other liabilities accounts	3,683	23.7	15.2	3,683	18.1	11.0
Total liabilities	192,886	3.3	(3.8)	192,886	9.2	2.6
Total equity	16,091	2.7	(4.3)	16,091	11.1	4.5

Memorandum items:
Gross loans and advances to customers [2]	117,511	3.9	(3.2)	117,511	4.3	(2.0)
Customer funds	108,246	9.9	2.3	108,246	0.2	(5.8)
Customer deposits [3]	93,545	10.3	2.7	93,545	(2.2)	(8.1)
Mutual funds	14,702	7.4	0.0	14,702	18.9	11.8

Ratios (%), operating means and customers
RoTE	5.9	0.1		7.5	1.5
Efficiency ratio	50.8	0.6		50.5	(0.5)
NPL ratio	4.72	0.32		4.72	0.15
NPL coverage ratio	63.8	(0.8)		63.8	(3.9)
Number of employees	12,484	(1.6)		12,484	(7.5)
Number of branches	405	(0.7)		405	(2.4)
Number of total customers (thousands)	4,474	(0.2)		4,474	(0.8)
Number of active customers (thousands)	4,308	(0.5)		4,308	2.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	37

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Mexico						Q
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	1,097	(1.5)	1.5	4,631	5.0	8.1
Net fee income	322	(2.1)	0.8	1,385	0.8	3.8
Gains (losses) on financial transactions [1]	177	135.3	132.8	396	88.0	93.5
Other operating income	(38)	(6.8)	(2.9)	(133)	41.7	45.9
Total income	1,558	5.5	8.0	6,278	6.4	9.6
Administrative expenses and amortizations	(689)	8.7	11.2	(2,665)	3.0	6.0
Net operating income	869	3.1	5.7	3,613	9.1	12.3
Net loan-loss provisions	(263)	(10.4)	(7.2)	(1,277)	12.5	15.8
Other gains (losses) and provisions	(17)	26.0	27.1	(62)	8.1	11.3
Profit before tax	589	9.9	12.3	2,274	7.3	10.5
Tax on profit	(150)	6.5	9.0	(598)	10.5	13.7
Profit from continuing operations	439	11.2	13.5	1,676	6.3	9.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	439	11.2	13.5	1,676	6.3	9.4
Non-controlling interests	(1)	35.5	36.5	(5)	(73.0)	(72.2)
Profit attributable to the parent	438	11.1	13.4	1,671	7.2	10.3

Balance sheet
Loans and advances to customers	45,054	2.1	0.6	45,054	(6.0)	8.5
Cash, central banks and credit institutions	10,945	(1.6)	(3.1)	10,945	(22.3)	(10.4)
Debt instruments	30,092	18.5	16.8	30,092	8.9	25.6
Other financial assets	5,785	(1.2)	(2.6)	5,785	(14.0)	(0.8)
Other asset accounts	5,745	6.7	5.2	5,745	(6.7)	7.6
Total assets	97,621	6.2	4.7	97,621	(4.8)	9.8
Customer deposits	49,836	3.9	2.4	49,836	(7.2)	7.0
Central banks and credit institutions	17,260	19.8	18.0	17,260	1.3	16.8
Marketable debt securities	9,632	8.3	6.7	9,632	19.3	37.6
Other financial liabilities	9,640	5.7	4.2	9,640	(13.8)	(0.6)
Other liabilities accounts	3,115	5.8	4.2	3,115	(13.0)	0.3
Total liabilities	89,483	7.4	5.8	89,483	(4.4)	10.3
Total equity	8,138	(4.7)	(6.1)	8,138	(8.6)	5.4

Memorandum items:
Gross loans and advances to customers [2]	44,715	3.0	1.5	44,715	(8.2)	5.9
Customer funds	61,160	5.8	4.3	61,160	(2.6)	12.4
Customer deposits [3]	41,528	6.0	4.4	41,528	(9.1)	4.8
Mutual funds	19,632	5.6	4.0	19,632	14.9	32.5

Ratios (%), operating means and customers
RoTE	22.2	2.5		20.0	2.3
Efficiency ratio	44.2	1.3		42.5	(1.4)
NPL ratio	2.71	0.01		2.71	(0.11)
NPL coverage ratio	100.4	(3.6)		100.4	0.4
Number of employees	28,957	(1.2)		28,957	(6.2)
Number of branches	1,356	0.1		1,356	(0.9)
Number of total customers (thousands)	21,289	0.4		21,289	3.8
Number of active customers (thousands)	10,871	1.1		10,871	5.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

38	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Other North America
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	2	(33.4)	(32.9)	7	(16.7)	(16.7)
Net fee income	14	(7.7)	(7.6)	57	10.9	10.9
Gains (losses) on financial transactions [1]	(9)	—	—	(20)	—	—
Other operating income	3	5.0	5.0	12	86.5	86.5
Total income	10	(53.4)	(52.9)	57	(13.9)	(13.9)
Administrative expenses and amortizations	(48)	(3.0)	(3.0)	(206)	3.3	3.3
Net operating income	(39)	33.7	33.1	(149)	11.7	11.7
Net loan-loss provisions	(1)	40.0	40.0	(2)	(54.0)	(54.0)
Other gains (losses) and provisions	8	—	—	(85)	—	—
Profit before tax	(32)	6.8	6.1	(236)	62.8	62.8
Tax on profit	12	154.6	153.2	34	589.9	588.4
Profit from continuing operations	(19)	(21.7)	(22.4)	(202)	44.4	44.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(19)	(21.7)	(22.4)	(202)	44.4	44.4
Non-controlling interests	1	—	—	1	(32.3)	(32.3)
Profit attributable to the parent	(19)	(25.0)	(25.7)	(201)	45.5	45.6

Balance sheet
Loans and advances to customers	30	(5.5)	(5.5)	30	(6.9)	(6.9)
Cash, central banks and credit institutions	710	27.6	27.6	710	6.5	6.5
Debt instruments	1	(25.0)	(25.0)	1	(28.9)	(28.9)
Other financial assets	154	30.9	30.9	154	10.5	10.5
Other asset accounts	308	11.3	11.3	308	(15.7)	(15.7)
Total assets	1,203	22.3	22.3	1,203	(0.2)	(0.2)
Customer deposits	347	5.7	5.7	347	(26.8)	(26.8)
Central banks and credit institutions	277	20.2	19.5	277	4.5	3.8
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	135	17.9	17.9	135	(4.2)	(4.2)
Other liabilities accounts	72	(11.1)	(11.1)	72	9.1	9.1
Total liabilities	830	10.2	10.0	830	(12.1)	(12.3)
Total equity	372	61.8	62.8	372	43.6	44.6

Memorandum items:
Gross loans and advances to customers [2]	37	(5.9)	(5.9)	37	(11.0)	(11.0)
Customer funds	347	5.7	5.7	347	(26.8)	(26.8)
Customer deposits [3]	347	5.7	5.7	347	(26.8)	(26.8)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,405	(2.7)		1,405	14.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	39

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

South America	Underlying attributable profit
EUR 3,863 mn

EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	4,210	19.6	20.5	15,566	19.4	27.3
Net fee income	1,348	16.2	17.3	4,864	3.9	11.2
Gains (losses) on financial transactions [1]	202	83.9	82.3	601	(53.1)	(50.4)
Other operating income	(445)	298.1	299.4	(1,247)	20.8	20.3
Total income	5,316	13.6	14.7	19,783	10.1	17.9
Administrative expenses and amortizations	(1,865)	15.7	16.5	(6,943)	0.3	7.1
Net operating income	3,450	12.5	13.7	12,841	16.2	24.8
Net loan-loss provisions	(1,404)	5.9	7.3	(5,478)	1.4	9.0
Other gains (losses) and provisions	(346)	47.1	46.5	(1,369)	31.6	40.1
Profit before tax	1,701	13.0	14.2	5,993	30.1	39.7
Tax on profit	(354)	(6.4)	(4.9)	(1,617)	44.3	54.1
Profit from continuing operations	1,347	19.6	20.7	4,376	25.5	35.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,347	19.6	20.7	4,376	25.5	35.1
Non-controlling interests	(149)	4.3	5.6	(513)	14.4	26.0
Profit attributable to the parent	1,198	21.8	22.9	3,863	27.1	36.4

Balance sheet
Loans and advances to customers	147,559	0.0	4.2	147,559	(3.7)	9.9
Cash, central banks and credit institutions	60,865	(12.1)	(8.0)	60,865	(9.7)	4.8
Debt instruments	58,703	2.8	7.8	58,703	(8.8)	5.6
Other financial assets	25,121	17.4	22.0	25,121	20.8	34.8
Other asset accounts	18,970	4.4	9.3	18,970	(1.4)	14.0
Total assets	311,218	(0.7)	3.7	311,218	(4.3)	9.9
Customer deposits	145,233	(0.7)	3.6	145,233	(6.6)	7.6
Central banks and credit institutions	44,760	(6.8)	(2.9)	44,760	(8.5)	3.5
Marketable debt securities	36,811	(3.2)	1.5	36,811	(7.1)	7.5
Other financial liabilities	50,177	11.7	17.1	50,177	18.2	36.1
Other liabilities accounts	8,808	(22.6)	(19.0)	8,808	(31.0)	(21.4)
Total liabilities	285,790	(1.0)	3.5	285,790	(4.5)	9.7
Total equity	25,428	2.0	6.2	25,428	(1.8)	12.2

Memorandum items:
Gross loans and advances to customers [2]	154,323	0.0	4.1	154,323	(4.1)	9.5
Customer funds	201,241	1.3	5.8	201,241	(2.2)	12.6
Customer deposits [3]	132,496	1.4	5.6	132,496	(2.1)	12.1
Mutual funds	68,745	1.3	6.2	68,745	(2.3)	13.6

Ratios (%), operating means and customers
RoTE	23.3	3.8		18.7	4.3
Efficiency ratio	35.1	0.6		35.1	(3.4)
NPL ratio	5.42	(0.13)		5.42	(0.30)
NPL coverage ratio	76.5	1.0		76.5	(1.9)
Number of employees	79,571	0.8		79,571	(1.8)
Number of branches	2,902	(3.7)		2,902	(12.3)
Number of total customers (thousands)	80,405	1.9		80,405	10.1
Number of active customers (thousands)	40,527	1.9		40,527	8.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

40	January - December 2024

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Secondary segments

Brazil
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	2,413	(2.5)	(0.4)	10,121	11.0	19.5
Net fee income	846	1.6	3.5	3,414	(1.4)	6.1
Gains (losses) on financial transactions [1]	0	(99.9)	(97.3)	(37)	—	—
Other operating income	11	60.4	56.6	39	(10.3)	(3.4)
Total income	3,270	(0.4)	1.6	13,536	3.3	11.2
Administrative expenses and amortizations	(1,063)	3.8	5.4	(4,352)	(3.9)	3.4
Net operating income	2,207	(2.3)	(0.2)	9,184	7.1	15.3
Net loan-loss provisions	(1,077)	(1.0)	1.0	(4,487)	(4.5)	2.7
Other gains (losses) and provisions	(204)	1.2	2.9	(867)	(9.9)	(3.0)
Profit before tax	926	(4.4)	(2.2)	3,830	31.6	41.6
Tax on profit	(214)	(21.7)	(18.9)	(1,165)	50.1	61.6
Profit from continuing operations	712	2.4	4.6	2,665	24.8	34.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	712	2.4	4.6	2,665	24.8	34.4
Non-controlling interests	(60)	(8.1)	(5.4)	(243)	13.2	21.9
Profit attributable to the parent	652	3.5	5.6	2,422	26.1	35.8

Balance sheet
Loans and advances to customers	88,620	(2.3)	3.4	88,620	(8.1)	10.1
Cash, central banks and credit institutions	46,745	(16.0)	(11.1)	46,745	(12.8)	4.4
Debt instruments	45,670	2.1	8.1	45,670	(3.5)	15.6
Other financial assets	10,632	34.0	41.8	10,632	30.3	56.1
Other asset accounts	13,844	(0.1)	5.7	13,844	(5.1)	13.7
Total assets	205,510	(3.5)	2.2	205,510	(6.6)	11.9
Customer deposits	93,994	(4.7)	0.8	93,994	(14.7)	2.2
Central banks and credit institutions	30,878	(7.5)	(2.1)	30,878	9.0	30.6
Marketable debt securities	25,351	(4.5)	1.1	25,351	(9.4)	8.6
Other financial liabilities	34,215	13.3	19.9	34,215	19.5	43.2
Other liabilities accounts	5,582	(32.0)	(28.0)	5,582	(29.7)	(15.7)
Total liabilities	190,020	(3.5)	2.1	190,020	(6.4)	12.1
Total equity	15,490	(2.8)	2.8	15,490	(9.2)	8.8

Memorandum items:
Gross loans and advances to customers [2]	93,785	(2.4)	3.3	93,785	(8.6)	9.5
Customer funds	129,881	(3.5)	2.1	129,881	(10.5)	7.3
Customer deposits [3]	81,378	(2.4)	3.3	81,378	(9.9)	8.0
Mutual funds	48,503	(5.4)	0.1	48,503	(11.4)	6.1

Ratios (%), operating means and customers
RoTE	19.5	0.8		17.5	3.8
Efficiency ratio	32.5	1.3		32.1	(2.4)
NPL ratio	6.14	(0.11)		6.14	(0.42)
NPL coverage ratio	82.7	0.6		82.7	(2.0)
Number of employees	56,619	1.3		56,619	(2.0)
Number of branches	2,202	(4.8)		2,202	(14.7)
Number of total customers (thousands)	69,455	1.9		69,455	10.6
Number of active customers (thousands)	33,123	2.0		33,123	8.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	41

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Secondary segments

Chile
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	516	7.1	7.7	1,822	31.8	48.3
Net fee income	140	(4.1)	(3.5)	551	(3.7)	8.4
Gains (losses) on financial transactions [1]	65	(2.3)	(1.7)	238	(25.7)	(16.3)
Other operating income	(6)	166.6	166.4	(18)	—	—
Total income	714	3.4	4.0	2,592	13.4	27.7
Administrative expenses and amortizations	(232)	(1.7)	(1.1)	(933)	(8.5)	3.0
Net operating income	482	6.0	6.6	1,659	31.1	47.6
Net loan-loss provisions	(118)	(7.3)	(6.7)	(497)	36.1	53.2
Other gains (losses) and provisions	(21)	98.9	99.4	(51)	—	—
Profit before tax	343	8.3	8.8	1,111	16.7	31.4
Tax on profit	(59)	(2.4)	(1.8)	(211)	56.1	75.7
Profit from continuing operations	285	10.8	11.3	899	10.2	24.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	285	10.8	11.3	899	10.2	24.1
Non-controlling interests	(89)	15.5	16.1	(271)	15.5	30.0
Profit attributable to the parent	196	8.7	9.3	629	8.1	21.7

Balance sheet
Loans and advances to customers	40,332	(1.0)	2.1	40,332	(5.4)	1.2
Cash, central banks and credit institutions	5,759	7.2	10.5	5,759	(9.6)	(3.3)
Debt instruments	7,993	(7.9)	(5.0)	7,993	(39.8)	(35.6)
Other financial assets	13,554	6.8	10.2	13,554	11.5	19.3
Other asset accounts	2,796	9.2	12.6	2,796	1.8	8.9
Total assets	70,434	0.6	3.7	70,434	(8.7)	(2.4)
Customer deposits	30,181	3.6	6.8	30,181	2.0	9.2
Central banks and credit institutions	8,133	(9.5)	(6.7)	8,133	(45.1)	(41.2)
Marketable debt securities	10,403	(1.7)	1.4	10,403	(3.5)	3.3
Other financial liabilities	14,323	5.5	8.8	14,323	13.5	21.4
Other liabilities accounts	1,942	(10.8)	(8.0)	1,942	(48.0)	(44.3)
Total liabilities	64,983	0.8	4.0	64,983	(9.1)	(2.8)
Total equity	5,451	(2.1)	1.0	5,451	(3.5)	3.2

Memorandum items:
Gross loans and advances to customers [2]	41,405	(1.1)	2.0	41,405	(5.5)	1.1
Customer funds	43,383	5.8	9.2	43,383	8.2	15.7
Customer deposits [3]	30,060	3.8	7.1	30,060	2.5	9.6
Mutual funds	13,324	10.7	14.1	13,324	23.8	32.5

Ratios (%), operating means and customers
RoTE	21.3	2.0		17.0	2.2
Efficiency ratio	32.5	(1.7)		36.0	(8.6)
NPL ratio	5.37	0.04		5.37	0.36
NPL coverage ratio	49.9	(1.9)		49.9	(2.8)
Number of employees	9,587	0.6		9,587	(3.6)
Number of branches	237	0.9		237	(4.4)
Number of total customers (thousands)	4,311	2.3		4,311	6.4
Number of active customers (thousands)	2,556	0.6		2,556	6.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

42	January - December 2024

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Secondary segments

Argentina
EUR million
			/ Q3'24		/ 2023
Underlying income statement	Q4'24	Q3'24%		2024	%
Net interest income	1,107	390	184.0	2,919	55.3
Net fee income	287	111	157.8	602	52.2
Gains (losses) on financial transactions [1]	101	34	193.1	229	(32.8)
Other operating income	(448)	(115)	289.5	(1,263)	17.9
Total income	1,047	421	149.0	2,487	61.1
Administrative expenses and amortizations	(416)	(192)	116.2	(1,022)	31.9
Net operating income	631	228	176.6	1,465	90.4
Net loan-loss provisions	(156)	(63)	146.6	(284)	89.5
Other gains (losses) and provisions	(123)	(22)	454.3	(353)	209.1
Profit before tax	352	143	146.6	827	63.8
Tax on profit	(68)	(27)	152.6	(161)	38.0
Profit from continuing operations	284	116	145.2	666	71.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	284	116	145.2	666	71.6
Non-controlling interests	(1)	0	166.8	(1)	(43.9)
Profit attributable to the parent	283	116	145.1	665	72.2

Balance sheet
Loans and advances to customers	7,684	5,399	42.3	7,684	104.0
Cash, central banks and credit institutions	4,901	4,776	2.6	4,901	7.8
Debt instruments	2,654	1,767	50.2	2,654	94.0
Other financial assets	23	67	(66.3)	23	112.9
Other asset accounts	978	635	54.2	978	26.1
Total assets	16,240	12,644	28.4	16,240	55.1
Customer deposits	11,293	8,843	27.7	11,293	74.3
Central banks and credit institutions	852	941	(9.5)	852	(33.0)
Marketable debt securities	158	145	9.0	158	6.4
Other financial liabilities	968	707	36.9	968	51.6
Other liabilities accounts	476	305	56.2	476	4.6
Total liabilities	13,746	10,941	25.6	13,746	52.9
Total equity	2,494	1,703	46.4	2,494	68.6

Memorandum items:
Gross loans and advances to customers [2]	7,938	5,550	43.0	7,938	104.7
Customer funds	17,047	12,368	37.8	17,047	65.7
Customer deposits [3]	11,293	8,843	27.7	11,293	74.3
Mutual funds	5,754	3,525	63.2	5,754	51.0

Ratios (%), operating means and customers
RoTE	28.8		(5.9)	34.8	(20.8)
Efficiency ratio	39.7		(6.0)	41.1	(9.1)
NPL ratio	2.06		0.27	2.06	0.07
NPL coverage ratio	177.1		16.1	177.1	11.4
Number of employees	8,166		(0.8)	8,166	(3.4)
Number of branches	301		(0.7)	301	(6.5)
Number of total customers (thousands)	5,117		1.3	5,117	7.2
Number of active customers (thousands)	3,674		1.3	3,674	3.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2024	43

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Secondary segments

Other South America
EUR million
		/	Q3'24		/	2023
Underlying income statement	Q4'24%		% excl. FX	2024	%	% excl. FX
Net interest income	175	0.0	0.6	703	6.2	8.2
Net fee income	75	7.4	8.3	298	17.3	18.0
Gains (losses) on financial transactions [1]	37	(9.5)	(8.1)	172	25.2	24.1
Other operating income	(2)	41.9	46.9	(5)	(68.4)	(68.3)
Total income	285	0.3	1.0	1,168	12.6	13.9
Administrative expenses and amortizations	(155)	(3.0)	(2.2)	(635)	6.5	7.1
Net operating income	130	4.4	5.0	533	20.8	23.3
Net loan-loss provisions	(53)	10.5	11.3	(210)	13.2	14.7
Other gains (losses) and provisions	2	—	—	(97)	566.6	586.5
Profit before tax	79	4.7	5.2	225	(6.4)	(4.0)
Tax on profit	(13)	(26.5)	(25.2)	(80)	(13.5)	(12.4)
Profit from continuing operations	66	14.3	14.6	145	(2.0)	1.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	66	14.3	14.6	145	(2.0)	1.4
Non-controlling interests	1	—	—	1	(37.1)	(37.0)
Profit attributable to the parent	67	15.7	15.9	146	(2.5)	0.8

Balance sheet
Loans and advances to customers	10,923	2.5	(0.9)	10,923	4.4	6.7
Cash, central banks and credit institutions	3,459	0.1	(2.7)	3,459	20.5	21.9
Debt instruments	2,387	22.1	18.9	2,387	0.1	4.1
Other financial assets	913	27.8	25.6	913	96.0	102.5
Other asset accounts	1,352	20.2	17.5	1,352	19.1	20.1
Total assets	19,034	6.3	3.1	19,034	9.9	12.3
Customer deposits	9,765	2.2	(0.7)	9,765	5.8	9.1
Central banks and credit institutions	4,898	3.5	(0.3)	4,898	9.2	9.6
Marketable debt securities	898	16.2	12.6	898	27.7	32.0
Other financial liabilities	671	57.2	53.9	671	21.9	25.1
Other liabilities accounts	807	17.8	14.3	807	25.8	28.3
Total liabilities	17,040	5.3	2.1	17,040	9.2	11.6
Total equity	1,994	15.4	12.0	1,994	16.6	19.0

Memorandum items:
Gross loans and advances to customers [2]	11,196	2.6	(0.8)	11,196	4.6	6.9
Customer funds	10,930	2.9	0.0	10,930	6.7	10.2
Customer deposits [3]	9,765	2.2	(0.7)	9,765	5.8	9.1
Mutual funds	1,165	9.0	6.3	1,165	14.7	20.5

Resources
Number of employees	5,199	(1.0)		5,199	7.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

44	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

Appendix

January - December 2024	45

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Financial information

Financial information
Note: from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For more information, see the calculation method detailed in the ‘Alternative Performance Measures’ section in this appendix.

Net fee income. Consolidated
EUR million
	Q4'24	Q3'24	Change (%)	2024	2023	Change (%)
Fees from services	1,979	1,758	12.6	7,347	7,004	4.9
Wealth management and marketing of customer funds	1,069	1,103	(3.1)	4,374	3,967	10.3
Securities and custody	296	328	(9.8)	1,289	1,086	18.7
Net fee income	3,344	3,189	4.9	13,010	12,057	7.9

Underlying operating expenses. Consolidated
EUR million
	Q4'24	Q3'24	Change (%)	2024	2023	Change (%)
Staff costs	3,770	3,497	7.8	14,328	13,726	4.4
Other general administrative expenses	2,178	2,038	6.9	8,412	8,515	(1.2)
Information technology	691	635	8.8	2,622	2,471	6.1
Communications	108	94	14.9	404	414	(2.4)
Advertising	140	124	12.9	540	603	(10.4)
Buildings and premises	186	200	(7.0)	757	721	5.0
Printed and office material	24	22	9.1	89	97	(8.2)
Taxes (other than tax on profits)	165	123	34.1	556	570	(2.5)
Other expenses	864	840	2.9	3,444	3,639	(5.4)
Administrative expenses	5,948	5,535	7.5	22,740	22,241	2.2
Depreciation and amortization	824	814	1.2	3,294	3,184	3.5
Operating expenses	6,772	6,349	6.7	26,034	25,425	2.4

Operating means. Consolidated
	Employees			Branches
	Dec-24	Dec-23	Change	Dec-24	Dec-23	Change
Europe	65,746	67,457	(1,711)	3,022	3,083	(61)
Spain	23,980	24,713	(733)	1,827	1,874	(47)
United Kingdom	20,455	22,280	(1,825)	444	444	0
Portugal	4,901	4,945	(44)	374	376	(2)
Poland	11,038	10,822	216	368	381	(13)
Other	5,372	4,697	675	9	8	1
DCB Europe	16,792	16,795	(3)	326	342	(16)
North America	42,846	45,593	(2,747)	1,761	1,784	(23)
US	12,484	13,489	(1,005)	405	415	(10)
Mexico	28,957	30,876	(1,919)	1,356	1,369	(13)
Other	1,405	1,228	177	—	—	—
South America	79,571	80,997	(1,426)	2,902	3,309	(407)
Brazil	56,619	57,775	(1,156)	2,202	2,580	(378)
Chile	9,587	9,948	(361)	237	248	(11)
Argentina	8,166	8,455	(289)	301	322	(21)
Other	5,199	4,819	380	162	159	3
Corporate Centre	1,798	1,922	(124)
Total Group	206,753	212,764	(6,011)	8,011	8,518	(507)

46	January - December 2024

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Financial information

Underlying net loan-loss provisions. Consolidated
EUR million
	Q4'24	Q3'24	Change (%)	2024	2023	Change (%)
Non-performing loans	3,526	3,369	4.7	13,941	14,048	(0.8)
Country-risk	(1)	(1)	—	(2)	2	—
Recovery of written-off assets	(411)	(392)	4.8	(1,606)	(1,592)	0.9
Net loan-loss provisions	3,114	2,976	4.6	12,333	12,458	(1.0)

Loans and advances to customers. Consolidated
EUR million
			Change
	Dec-24	Dec-23	Absolute	%	Dec-22
Commercial bills	53,209	55,628	(2,419)	(4.3)	56,688
Secured loans	557,463	554,375	3,088	0.6	565,609
Other term loans	296,339	295,485	854	0.3	290,031
Finance leases	40,120	38,723	1,397	3.6	39,833
Receivable on demand	10,756	12,277	(1,521)	(12.4)	11,435
Credit cards receivable	24,928	24,371	557	2.3	22,704
Impaired assets	33,731	34,094	(363)	(1.1)	32,888
Gross loans and advances to customers (excl. reverse repos)	1,016,546	1,014,953	1,593	0.2	1,019,188
Reverse repos	59,648	44,184	15,464	35.0	39,500
Gross loans and advances to customers	1,076,194	1,059,137	17,057	1.6	1,058,688
Loan-loss allowances	22,125	22,788	(663)	(2.9)	22,684
Loans and advances to customers	1,054,069	1,036,349	17,720	1.7	1,036,004

Total funds. Consolidated
EUR million
			Change
	Dec-24	Dec-23	Absolute	%	Dec-22
Demand deposits	677,818	661,262	16,556	2.5	710,232
Time deposits	299,801	307,085	(7,284)	(2.4)	236,099
Mutual funds	233,722	208,528	25,194	12.1	184,054
Customer funds	1,211,341	1,176,875	34,466	2.9	1,130,385
Pension funds	15,646	14,831	815	5.5	14,021
Managed portfolios	43,118	36,414	6,704	18.4	32,184
Repos	78,317	78,822	(505)	(0.6)	63,391
Total funds	1,348,422	1,306,942	41,480	3.2	1,239,981

January - December 2024	47

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APMs
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the section "Financial information by segment", covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-December 2024
	Statutory results	Adjustments	Underlying results
Net interest income	46,668	—	46,668
Net fee income	13,010	—	13,010
Gains (losses) on financial transactions [1]	2,273	—	2,273
Other operating income	(75)	335	260
Total income	61,876	335	62,211
Administrative expenses and amortizations	(26,034)	—	(26,034)
Net operating income	35,842	335	36,177
Net loan-loss provisions	(12,685)	352	(12,333)
Other gains (losses) and provisions	(4,130)	(687)	(4,817)
Profit before tax	19,027	—	19,027
Tax on profit	(5,283)	—	(5,283)
Profit from continuing operations	13,744	—	13,744
Net profit from discontinued operations	—	—	—
Consolidated profit	13,744	—	13,744
Non-controlling interests	(1,170)	—	(1,170)
Profit attributable to the parent	12,574	—	12,574
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue in Spain in Q1 2024, totalling EUR 335 million, which was reclassified from total income to other gains (losses) and provisions.
2.	Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).

48	January - December 2024

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APMs

Reconciliation of underlying results to statutory results
EUR million
	January-December 2023
	Statutory results	Adjustments	Underlying results
Net interest income	43,261	—	43,261
Net fee income	12,057	—	12,057
Gains (losses) on financial transactions [1]	2,633	—	2,633
Other operating income	(528)	224	(304)
Total income	57,423	224	57,647
Administrative expenses and amortizations	(25,425)	—	(25,425)
Net operating income	31,998	224	32,222
Net loan-loss provisions	(12,932)	474	(12,458)
Other gains (losses) and provisions	(2,607)	(459)	(3,066)
Profit before tax	16,459	239	16,698
Tax on profit	(4,276)	(213)	(4,489)
Profit from continuing operations	12,183	26	12,209
Net profit from discontinued operations	—	—	—
Consolidated profit	12,183	26	12,209
Non-controlling interests	(1,107)	(26)	(1,133)
Profit attributable to the parent	11,076	—	11,076
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue in Spain in Q1 2023, totalling EUR 224 million, which was reclassified from total income to other gains (losses) and provisions.
2.	Provisions to strengthen the balance sheet in Brazil in Q1 2023, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

January - December 2024	49

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
APMs
Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, goodwill valuation adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent (annualized)[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank's total assets in generating profit over a given period.
(Return on assets)	Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk-weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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APMs

Profitability and efficiency [1,2]	Q4'24	Q3'24	2024	2023
(EUR million and %)
RoE	13.3%	13.4%	13.0%	11.9%
Profit attributable to the parent (annualized)	13,061	13,000	12,574	11,076
Average stockholders' equity (excluding minority interests)	97,952	96,720	96,744	93,035

RoTE	16.6%	16.7%	16.3%	15.1%
Profit attributable to the parent (annualized)	13,061	13,000	12,574	11,076
(-) Goodwill impairment	0	-2	-4	-20
Profit attributable to the parent excluding goodwill impairment (annualized)	13,061	13,002	12,578	11,096
Average stockholders' equity (excluding minority interests)	97,952	96,720	96,744	93,035
(-) Average intangible assets	19,158	19,043	19,428	19,361
Average stockholders' equity (excl. minority interests) - intangible assets	78,794	77,677	77,316	73,675

RoA	0.78%	0.80%	0.76%	0.69%
Consolidated profit (annualized)	14,252	14,355	13,744	12,209
Average total assets	1,834,476	1,793,758	1,803,272	1,773,103

RoRWA	2.27%	2.31%	2.18%	1.96%
Consolidated profit (annualized)	14,252	14,355	13,744	12,209
Average risk-weighted assets	627,333	622,347	630,494	624,031

Efficiency ratio	42.3%	41.9%	41.8%	44.1%
Underlying operating expenses	6,772	6,349	26,034	25,425
Operating expenses	6,772	6,349	26,034	25,425
Adjustments to operating expenses for items outside ordinary course of businesses	—	—	—	—
Underlying total income	16,026	15,135	62,211	57,647
Total income	16,026	15,135	61,876	57,423
Adjustments to total income for items outside ordinary course of businesses	—	—	335	224
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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APMs

Ratio	Formula	Relevance of the metric
Global business RoTE	Profit attributable to the parent excluding goodwill impairment (annualized)	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
Average stockholders' equity (excl. minority interests) - intangible assets [1]
1.Allocated according to RWA consumption.

RoTE (EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	18.9	7,265	38,482	15.1	5,659	37,362
Digital Consumer Bank	9.8	1,663	17,050	11.5	1,901	16,502
Corporate & Investment Banking	18.1	2,740	15,178	17.5	2,440	13,922
Wealth Management & Insurance	78.7	1,650	2,097	72.2	1,467	2,033
Payments	15.6	415	2,664	24.9	627	2,512
PagoNxt	-	-	-	-	-	-
Cards	32.6	712	2,187	35.5	684	1,928

Europe	16.9	6,645	39,292	14.5	5,489	37,931
Spain	21.7	3,762	17,347	14.2	2,371	16,742
United Kingdom	11.1	1,306	11,781	13.0	1,545	11,874
Portugal	25.4	1,001	3,948	25.9	896	3,458
Poland	20.2	800	3,956	17.7	674	3,810
DCB Europe	6.4	642	10,055	12.3	1,199	9,721
North America	11.2	2,580	23,089	9.8	2,360	24,183
US	7.5	1,109	14,742	6.1	932	15,355
Mexico	20.0	1,671	8,343	17.7	1,560	8,814
South America	18.7	3,865	20,671	14.4	3,045	21,097
Brazil	17.5	2,424	13,853	13.7	1,921	13,987
Chile	17.0	629	3,693	14.8	582	3,925
Argentina	34.8	665	1,909	55.6	386	694
Numerator: profit attributable to the parent excluding goodwill impairment (annualized).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets, for global businesses allocated according to RWA consumption.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	39.7	12,877	32,461	43.1	12,825	29,754
Digital Consumer Bank	40.1	5,183	12,916	42.8	5,263	12,296
Corporate & Investment Banking	45.6	3,807	8,343	45.0	3,387	7,527
Wealth Management & Insurance	35.9	1,313	3,661	37.9	1,216	3,210
Payments	45.0	2,475	5,505	44.2	2,344	5,298
PagoNxt	93.6	1,160	1,240	95.7	1,091	1,140
Cards	30.8	1,315	4,265	30.1	1,253	4,158

Europe	40.0	9,407	23,510	42.1	9,030	21,439
Spain	35.7	4,271	11,974	41.7	4,227	10,132
United Kingdom	55.9	2,918	5,216	49.7	2,745	5,525
Portugal	26.1	548	2,100	27.3	542	1,982
Poland	27.1	965	3,555	27.1	862	3,182
DCB Europe	45.9	2,604	5,679	47.6	2,618	5,502
North America	48.2	6,701	13,915	49.1	6,465	13,174
US	50.5	3,830	7,580	51.0	3,679	7,209
Mexico	42.5	2,665	6,278	43.9	2,588	5,899
South America	35.1	6,943	19,783	38.5	6,920	17,971
Brazil	32.1	4,352	13,536	34.6	4,529	13,104
Chile	36.0	933	2,592	44.6	1,020	2,285
Argentina	41.1	1,022	2,487	50.2	775	1,544
Numerator: underlying operating expenses.
Denominator: underlying total income.

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APMs
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances.

Credit risk (I)	Dec-24	Sep-24	Dec-23
(EUR million and %)
NPL ratio	3.05%	3.06%	3.14%
Credit impaired customer loans and advances, guarantees and undrawn balances	35,265	35,723	35,620
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,568	33,890	33,821
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	163	231	273
Customer guarantees and undrawn balances classified in stage 3	1,521	1,593	1,517
Doubtful exposure of loans and advances to customers at fair value through profit or loss	13	9	9
Total risk	1,157,274	1,168,574	1,133,898
Impaired and non-impaired gross loans and advances to customers	1,076,195	1,089,441	1,059,135
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	81,079	79,133	74,763

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APMs

Credit risk (II)	Dec-24	Sep-24	Dec-23
(EUR million and %)
NPL coverage ratio	65%	64%	66%
Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	22,835	22,735	23,490
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	22,125	22,022	22,788
Total allowances to cover impairment losses on customer guarantees and undrawn balances	710	713	702
Credit impaired customer loans and advances, guarantees and undrawn balances	35,265	35,723	35,620
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,568	33,890	33,821
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	163	231	273
Customer guarantees and undrawn balances classified in stage 3	1,521	1,593	1,517
Doubtful exposure of loans and advances to customers at fair value through profit or loss	13	9	9

Cost of risk	1.15%	1.18%	1.18%
Underlying allowances for loan-loss provisions over the last 12 months	12,333	12,640	12,458
Allowances for loan-loss provisions over the last 12 months	12,685	12,992	12,932
Adjustments to loan-loss provisions for items outside ordinary course of businesses	-352	-352	-474
Average loans and advances to customers over the last 12 months	1,075,821	1,070,585	1,059,566

NPL ratio
(EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.18	20,468	643,782	3.21	20,961	652,382
Digital Consumer Bank	5.07	10,992	216,613	4.75	9,831	207,107
Corporate & Investment Banking	0.86	2,068	241,078	1.36	3,007	221,593
Wealth Management & Insurance	0.67	169	25,226	1.40	330	23,612
Payments	5.14	1,266	24,615	5.02	1,191	23,710
PagoNxt	-	-	-	-	-	-
Cards	5.25	1,235	23,526	5.11	1,151	22,513

Europe	2.15	13,774	640,094	2.32	14,495	624,696
Spain	2.68	7,672	285,883	3.06	8,529	278,569
United Kingdom	1.33	3,299	248,061	1.42	3,518	247,360
Portugal	2.40	993	41,418	2.59	1,024	39,503
Poland	3.66	1,636	44,704	3.55	1,397	39,329
DCB Europe	2.50	3,527	141,312	2.12	2,877	135,608
North America	4.22	8,375	198,607	4.09	7,805	190,720
US	4.72	7,012	148,643	4.57	6,303	137,893
Mexico	2.71	1,352	49,927	2.82	1,489	52,785
South America	5.42	9,287	171,301	5.72	10,142	177,380
Brazil	6.14	6,418	104,519	6.56	7,479	113,937
Chile	5.37	2,394	44,590	5.01	2,332	46,565
Argentina	2.06	173	8,411	1.99	78	3,903
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances.
Denominator: total risk.
PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

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APMs

NPL coverage ratio
(EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	58.4	11,949	20,468	61.4	12,868	20,961
Digital Consumer Bank	73.6	8,088	10,992	76.5	7,521	9,831
Corporate & Investment Banking	39.3	812	2,068	41.2	1,240	3,007
Wealth Management & Insurance	80.3	135	169	29.3	97	330
Payments	140.1	1,774	1,266	139.8	1,665	1,191
PagoNxt	-	-	-	-	-	-
Cards	141.9	1,752	1,235	142.1	1,636	1,151

Europe	50.2	6,909	13,774	49.3	7,147	14,495
Spain	52.6	4,039	7,672	49.1	4,185	8,529
United Kingdom	29.3	967	3,299	30.3	1,066	3,518
Portugal	79.4	789	993	82.7	847	1,024
Poland	61.9	1,013	1,636	73.3	1,024	1,397
DCB Europe	82.5	2,910	3,527	88.0	2,532	2,877
North America	69.7	5,836	8,375	73.8	5,763	7,805
US	63.8	4,471	7,012	67.7	4,265	6,303
Mexico	100.4	1,358	1,352	100.0	1,489	1,489
South America	76.5	7,103	9,287	78.4	7,948	10,142
Brazil	82.7	5,311	6,418	84.7	6,338	7,479
Chile	49.9	1,196	2,394	52.7	1,230	2,332
Argentina	177.1	307	173	165.7	128	78
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances.
PagoNxt's coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk
(EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	0.92	5,845	632,300	1.02	6,540	638,166
Digital Consumer Bank	2.16	4,562	210,747	2.04	4,106	201,376
Corporate & Investment Banking	0.10	174	180,565	0.10	165	168,553
Wealth Management & Insurance	0.18	41	23,264	(0.08)	(17)	22,366
Payments	7.39	1,714	23,183	7.22	1,666	23,060
PagoNxt	-	-	-	-	-	-
Cards	7.64	1,698	22,225	7.44	1,642	22,058

Europe	0.32	1,862	590,624	0.44	2,533	582,256
Spain	0.50	1,259	249,759	0.62	1,522	246,660
United Kingdom	0.03	64	251,348	0.10	247	251,362
Portugal	0.03	11	38,454	0.20	77	38,546
Poland	1.38	511	37,138	2.08	674	32,385
DCB Europe	0.88	1,209	137,165	0.62	792	128,583
North America	2.04	3,786	185,873	2.05	3,733	182,037
US	1.82	2,507	137,581	1.92	2,593	135,190
Mexico	2.64	1,277	48,439	2.43	1,135	46,729
South America	3.50	5,478	156,397	3.36	5,401	160,644
Brazil	4.51	4,487	99,532	4.77	4,701	98,555
Chile	1.19	497	41,582	0.80	365	45,637
Argentina	4.59	284	6,190	6.64	150	2,262
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers over the last 12 months.
PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.

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APMs
Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Asset Management and Santander Insurance to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to the Group's profit.

1. Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others (EUR million and %)	Dec-24	Sep-24		Dec-23
TNAV (tangible book value) per share	5.24	5.04		4.76
Tangible book value	79,342	77,522		75,552
Number of shares excl. treasury stock (million)	15,137	15,390		15,886

Price / Tangible book value per share (X)	0.85	0.91		0.79
Share price (euros)	4.465	4.601		3.780
TNAV (tangible book value) per share	5.24	5.04		4.76

Loan-to-deposit ratio	100%	102%		99%
Net loans and advances to customers	1,054,069	1,067,419		1,036,349
Customer deposits	1,055,936	1,045,911		1,047,169

	Q4'24	Q3'24	2024	2023
PAT + After tax fees paid to SAN (in Wealth) (Constant EUR million)	821	903	3,399	3,039
Profit after tax	410	473	1,728	1,518
Net fee income net of tax	411	431	1,671	1,521

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APMs
Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the changes in the income statement as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros"), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2024 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
We present, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros") for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries and regions both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2024 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In Q2 2024, due to the significant divergence between the official exchange rate and other macroeconomic magnitudes in Argentina, mainly inflation, we began to apply an alternative exchange rate for the Argentine peso which reflects the exchange rate observed in transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina. This exchange rate was modelled by our Economic Research Team primarily taking into account the inflation differential of Argentina with respect to the US.
Given the stabilization and improved macroeconomic outlook in the country, from Q4 2024 we are taking the dollar contado con liquidación rate (CCL) as a reference for this alternative exchange rate, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds). At the end of the year, the value of this exchange rate did not significantly differ from other market rates or the official exchange rate.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2024	2023	Dec-24	Sep-24	Dec-23
US dollar	1.082	1.081	1.039	1.116	1.105
Pound sterling	0.846	0.870	0.829	0.832	0.868
Brazilian real	5.809	5.397	6.427	6.074	5.365
Mexican peso	19.723	19.158	21.554	21.874	18.691
Chilean peso	1,020.473	906.417	1,032.560	1,001.107	965.192
Argentine peso[1]			1,232.389	1,617.838	893.635
Polish zloty	4.305	4.538	4.275	4.282	4.343
1. Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods).

January - December 2024	57

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
APMs
Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in operating expenses in euros, ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in "Local currency measures", and iii) the changes excluding the exchange rate effect minus the effect of average inflation over the last twelve months except for Argentina as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the regions and global businesses, as the weighted average the inflation rate of each country comprising the regions or global business, weighted by each country's operating expenses in the region or global business. For the Group, the global businesses and South America, we exclude the impact of inflation in Argentina from the calculation of the region's average inflation as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.

The table below shows the average inflation rates calculated as indicated.

Average inflation
%	Average inflation last 12 months
Retail & Commercial Banking[1]	3.4
Digital Consumer Bank[1]	2.7
Corporate & Investment Banking[1]	3.2
Wealth Management & Insurance[1]	3.1
Payments[1]	3.3

Europe	2.8
Spain	2.8
United Kingdom	2.5
Portugal	2.4
Poland	3.7
DCB Europe	2.4
North America	3.7
US	3.0
Mexico	4.7
South America[1]	3.9
Brazil	4.4
Chile	4.3
Total Group[1]	3.3
1. Excluding the impact of inflation in Argentina.

58	January - December 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Condensed consolidated financial statements
Condensed consolidated financial statements

•CONDENSED CONSOLIDATED BALANCE SHEET
•CONDENSED CONSOLIDATED INCOME STATEMENT

NOTE:	The following financial information for the 2024 and 2023 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Condensed consolidated balance sheet
EUR million

ASSETS	Dec-24	Dec-23
Cash, cash balances at central banks and other deposits on demand	192,208	220,342
Financial assets held for trading	230,253	176,921
Non-trading financial assets mandatorily at fair value through profit or loss	6,130	5,910
Financial assets designated at fair value through profit or loss	7,915	9,773
Financial assets at fair value through other comprehensive income	89,898	83,308
Financial assets at amortised cost	1,203,707	1,191,403
Hedging derivatives	5,672	5,297
Changes in the fair value of hedged items in portfolio hedges of interest risk	(704)	(788)
Investments	7,277	7,646
Joint ventures entities	2,061	1,964
Associated entities	5,216	5,682
Assets under reinsurance contracts	222	237
Tangible assets	32,087	33,882
Property, plant and equipment	31,212	32,926
For own-use	12,636	13,408
Leased out under an operating lease	18,576	19,518
Investment property	875	956
Of which : Leased out under an operating lease	749	851
Intangible assets	19,259	19,871
Goodwill	13,438	14,017
Other intangible assets	5,821	5,854
Tax assets	30,596	31,390
Current tax assets	11,426	10,623
Deferred tax assets	19,170	20,767
Other assets	8,559	8,856
Insurance contracts linked to pensions	81	93
Inventories	6	7
Other	8,472	8,756
Non-current assets held for sale	4,002	3,014
TOTAL ASSETS	1,837,081	1,797,062

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Condensed consolidated financial statements

Condensed consolidated balance sheet
EUR million

LIABILITIES	Dec-24	Dec-23
Financial liabilities held for trading	152,151	122,270
Financial liabilities designated at fair value through profit or loss	36,360	40,367
Financial liabilities at amortized cost	1,484,322	1,468,703
Hedging derivatives	4,752	7,656
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(9)	55
Liabilities under insurance contracts	17,829	17,799
Provisions	8,407	8,441
Pensions and other post-retirement obligations	1,731	2,225
Other long term employee benefits	915	880
Taxes and other legal contingencies	2,717	2,715
Contingent liabilities and commitments	710	702
Other provisions	2,334	1,919
Tax liabilities	9,598	9,932
Current tax liabilities	3,322	3,846
Deferred tax liabilities	6,276	6,086
Other liabilities	16,344	17,598
Liabilities associated with non-current assets held for sale	—	—
TOTAL LIABILITIES	1,729,754	1,692,821

EQUITY
Shareholders' equity	135,196	130,443
Capital	7,576	8,092
Called up paid capital	7,576	8,092
Unpaid capital which has been called up	—	—
Share premium	40,079	44,373
Equity instruments issued other than capital	—	720
Equity component of the compound financial instrument	—	—
Other equity instruments issued	—	720
Other equity	217	195
Accumulated retained earnings	82,326	74,114
Revaluation reserves	—	—
Other reserves	(5,976)	(5,751)
(-) Own shares	(68)	(1,078)
Profit attributable to shareholders of the parent	12,574	11,076
(-) Interim dividends	(1,532)	(1,298)
Other comprehensive income (loss)	(36,595)	(35,020)
Items not reclassified to profit or loss	(4,757)	(5,212)
Items that may be reclassified to profit or loss	(31,838)	(29,808)
Non-controlling interest	8,726	8,818
Other comprehensive income	(2,020)	(1,559)
Other items	10,746	10,377
TOTAL EQUITY	107,327	104,241
TOTAL LIABILITIES AND EQUITY	1,837,081	1,797,062

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	302,861	279,589
Financial guarantees granted	16,901	15,435
Other commitments granted	134,493	113,273

60	January - December 2024

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Condensed consolidated financial statements

Condensed consolidated income statement
EUR million

	2024	2023
Interest income	112,735	105,252
Financial assets at fair value through other comprehensive income	7,324	5,995
Financial assets at amortized cost	84,309	77,701
Other interest income	21,102	21,556
Interest expense	(66,067)	(61,991)
Interest income/ (charges)	46,668	43,261
Dividend income	714	571
Income from companies accounted for using the equity method	711	613
Commission income	17,602	16,321
Commission expense	(4,592)	(4,264)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	(114)	96
Financial assets at amortized cost	(190)	(3)
Other financial assets and liabilities	76	99
Gain or losses on financial assets and liabilities held for trading, net	1,459	2,322
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,459	2,322
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	495	204
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	495	204
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	691	(93)
Gain or losses from hedge accounting, net	16	63
Exchange differences, net	(274)	41
Other operating income (*)	803	1,104
Other operating expenses	(2,324)	(2,827)
Income from insurance and reinsurance contracts	470	460
Expenses from insurance and reinsurance contracts	(449)	(449)
Total income	61,876	57,423
Administrative expenses	(22,740)	(22,241)
Staff costs	(14,328)	(13,726)
Other general and administrative expenses	(8,412)	(8,515)
Depreciation and amortization	(3,294)	(3,184)
Provisions or reversal of provisions, net	(3,883)	(2,678)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(12,644)	(12,956)
Financial assets at fair value through other comprehensive income	—	(44)
Financial assets at amortized cost	(12,644)	(12,912)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(628)	(237)
Tangible assets	(386)	(136)
Intangible assets	(231)	(73)
Others	(11)	(28)
Gain or losses on non-financial assets and investments, net	367	313
Negative goodwill recognized in results	—	39
Gains or losses on non-current assets held for sale not classified as discontinued operations	(27)	(20)
Operating profit/(loss) before tax	19,027	16,459
Tax expense or income from continuing operations	(5,283)	(4,276)
Profit/(loss) for the period from continuing operations	13,744	12,183
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	13,744	12,183
Profit attributable to non-controlling interests	1,170	1,107
Profit/(loss) attributable to the parent	12,574	11,076

Earnings/(losses) per share
Basic	0.77	0.65
Diluted	0.77	0.65
(*) Includes -EUR 1,225 million at 31 December 2024 (-EUR 1,016 million at 31 December 2023) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

January - December 2024	61

Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Glossary
Glossary
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•APM: Alternative Performance Measures
•bn: Billion
•bps: basis points
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Consumer: Digital Consumer Bank
•Costs in real terms: variations in constant euros excluding the effect of average inflation over the last twelve months
•DCBE: Digital Consumer Bank Europe
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•DTAs: Deferred tax assets
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Free float: total number of shares in circulation minus treasury shares as a % the total number of shares in circulation
•FX: Foreign Exchange
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IFRS 17: International Financial Reporting Standard 9, regarding insurance contracts
•LLPs: Loan-loss provisions
•mn: Million
•NII: Net Interest Income
•NPS: Net Promoter Score
•ODS: Open Digital Services
•PBT: Profit before tax
•pp: percentage points
•QoQ: quarter-on-quarter
•P2R: Pillar 2 requirement
•Payments: PagoNxt (Getnet, Ebury y PagoNxt Payments) y Cards
•PB: Private Banking
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•TNAV: Tangible net asset value
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: year-on-year

62	January - December 2024

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Important Information
Important information
Non-IFRS and alternative performance measures
This report contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q4 2024 Financial Report, published on 5 February 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Non-financial information
This report contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.
NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.
While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.
In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations.
In addition, the important factors described in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.

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Important Information
Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.
Not a securities offer
This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this report should be taken as a profit and loss forecast.
Third Party Information
In this report, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

64	January - December 2024

Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 5 February 2025	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer